As filed with the Securities and Exchange Commission on March 17, 2004
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACE Cash Express, Inc.

(Exact name of registrant as specified in its charter)

Texas (State or other jurisdiction of incorporation or organization)	75-2142963 (I.R.S. Employer Identification Number)

1231 Greenway Drive, Suite 600

Irving, Texas 75038
(972) 550-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter E. Evans, Esq.

Senior Vice President and General Counsel
1231 Greenway Drive, Suite 600
Irving, Texas 75038
(972) 550-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John M. Newell, Esq. Latham & Watkins LLP 505 Montgomery Street, Suite 1900 San Francisco, California 94111-2562 (415) 391-0600	Christopher T. Jensen, Esq. Jill L. Grappell, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Aggregate
Title of Each Class of	Amount to Be	Offering Price Per	Maximum Offering	Amount of
Securities to Be Registered	Registered	Share(1)	Price(1)	Registration Fee

Common stock, par value $0.01 per share	3,335,000 shares	$29.04	$96,848,400	$12,271

(1)	Estimated solely for the purpose of calculating the registration fee, based on the average ($29.04) of the high ($29.88) and low ($28.19) sale prices for the common stock as reported on the Nasdaq National Market on March 12, 2004, in accordance with Rule 457(c) promulgated under the Securities Act of 1933.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 17, 2004.

2,900,000 Shares

Common Stock

We are offering 1,800,000 shares of common stock and the selling shareholders identified in this prospectus are offering 1,100,000 shares of common stock. We will not receive any of the proceeds from the sale of the shares sold by the selling shareholders. We and certain selling shareholders have granted the underwriters a 30-day option to purchase up to an additional 435,000 shares to cover over-allotments, if any.

Our common stock is traded on the Nasdaq National Market under the symbol “AACE.” The last reported sale price on March 16, 2004 was $27.71 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds to the selling shareholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

Stephens Inc.

JMP Securities
Roth Capital Partners

The date of this prospectus is                         , 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information that is different. We and the selling shareholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      When used in this prospectus, the terms “ACE,” “the Company,” “we,” “our” and “us” refer to Ace Cash Express, Inc. and our consolidated subsidiaries, unless otherwise specified. “ACE®,” “ACE Plus,” and our logo are registered trademarks of ACE Cash Express, Inc. “MoneyGram” is a trademark of MoneyGram Payment Systems, Inc. “NetSpend All-Access Prepaid” is a registered trademark of NetSpend Corporation. “MasterCard” is a registered trademark of MasterCard Incorporated. “Windows NT” is a registered trademark of Microsoft Corporation. “Plexiglas” is a registered trademark of ATOFINA Chemicals, Inc. “iSeries” is a trademark of International Business Machines Corp. Other terms used to identify companies and products may be trademarks of their respective owners.

      Our fiscal year ends on June 30 and, unless the context otherwise requires, all references to years in this prospectus refer to our fiscal years.

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included and incorporated by reference in this prospectus.

Our Company

      We are a leading retailer of financial services, including check cashing, short-term consumer loan and bill payment services. As of December 31, 2003, we had a total network of 1,184 stores in 36 states and the District of Columbia, consisting of 974 company-owned stores and 210 franchised stores. This makes us the largest owner, operator and franchisor of check cashing stores in the United States and one of the largest providers of short-term consumer loans, also known as payday loans. We focus on serving unbanked and underbanked consumers, many of whom seek alternatives to traditional banking relationships in order to gain convenient and immediate access to check cashing services and payday loans. We seek to develop and maintain the largest network of stores in each of the markets where we operate. Our growth strategy is to open new stores, franchise stores in new and existing markets, opportunistically acquire stores, increase our customer base and introduce new services into our store network.

      Our stores offer check cashing, loans and other retail financial services at competitive rates in clean settings during hours convenient for our customers. Our stores are located in highly visible, accessible locations, usually in strip shopping centers, free-standing buildings and kiosks located inside retail stores. Our services include:

      Check cashing. Our primary business is cashing checks for a fee. The principal type of check we cash is a payroll check, and we also cash government assistance, tax refund and insurance checks or drafts. Check cashing fees accounted for 53.7% of our revenues for fiscal 2003.

      Short-term consumer loans. We offer customers short-term consumer loans in 17 states and the District of Columbia, whereby we provide a customer cash in exchange for the customer’s check or an authorization to debit the customer’s bank account, along with an agreement to defer the deposit of that check or the initiation of that debit, as the case may be, until the customer’s next payday. In three additional states, we receive fees for our role as marketing and servicing agent for Republic Bank & Trust’s payday loans offered at our stores. Loan fees and interest accounted for 30.2% of our revenues for fiscal 2003.

      Bill payments. Our stores serve as payment locations for customers to pay many of their utility, telephone and other bills to third parties, and also serve as a distribution point for bank-issued prepaid debit cards. Bill payment services accounted for 5.8% of our revenues for fiscal 2003.

      Money transfers. We are an agent for the transmission and receipt of wire transfers through the MoneyGramTM network, enabling our customers to transfer funds electronically to any of approximately 60,000 MoneyGram agent locations worldwide. Money transfer services accounted for 4.6% of our revenues for fiscal 2003.

      Money orders. We sell money orders issued by Travelers Express in any amount up to $1,000. Money order services accounted for 3.0% of our revenues for fiscal 2003.

      Franchising. We market several types of ACE franchises. Franchise fees, consisting of an initial franchise payment and monthly royalty payments, accounted for 1.0% of our revenues for fiscal 2003.

      Other services. In many company-owned stores, we also offer a variety of other retail financial services to our customers, such as public transportation passes, photocopying and fax transmission services, postage stamps and various prepaid services, such as long-distance telephone cards. Other services accounted for 1.7% of our revenues for fiscal 2003.

Competitive Strengths

      We offer a menu of retail financial services that we deliver through our growing network of 1,184 stores conveniently located in close proximity to where our customers live and work. We believe that our store employees provide a professional experience that our customers value, which enables us to better understand their present and future financial service needs. We capitalize on this advantage through our ability to:

•	provide excellent customer service in a clean and customer-friendly environment, where costs and fees are clearly outlined in order to help customers make an informed purchasing decision;

•	meet or surpass aggressive operational goals that help significantly increase comparable store revenues and store gross margin;

•	utilize our scalable and proprietary point-of-sale and management information systems that enable us to provide more services and manage our business in a standardized and efficient manner;

•	successfully grow through new store development, acquisitions and franchising; and

•	execute with a proven management team.

Growth Strategy

      Our main objective is to capitalize on our competitive strengths to accelerate our growth. We intend to do so by:

•	opening new company-owned stores;

•	accelerating franchise store development;

•	pursuing opportunistic acquisitions;

•	introducing new services to meet our customers’ needs;

•	increasing revenues from existing services; and

•	continuing to improve operating efficiency.

Other Information

      We have been in business since 1968. We were incorporated in Texas in 1982 and became a public company in 1992. Our principal executive offices are located at 1231 Greenway Drive, Suite 600, Irving, Texas 75038. Our telephone number is (972) 550-5000. Our website address is www.acecashexpress.com. The information contained on our website is not a part of this prospectus.

The Offering

Common stock offered by us	1,800,000 shares

Common stock offered by the selling shareholders	1,100,000 shares

Common stock to be outstanding after this offering	12,582,629 shares

Use of proceeds	We intend to use the net proceeds from the sale of the shares by us under this prospectus for the repayment of debt. We will not receive any of the proceeds from the sale of shares sold by the selling shareholders. For more information, see “Use of Proceeds.”

Nasdaq National Market symbol	AACE

      The number of shares of our common stock outstanding after this offering is based on 10,782,629  shares of common stock outstanding as of March 12, 2004, and excludes:

•	1,101,497 shares of common stock issuable upon exercise of options outstanding on March 12, 2004 at a weighted average exercise price of $11.72 per share; and

•	571,922 shares of common stock reserved for issuance under our stock incentive plans as of March 12, 2004.

      The underwriters have an option to purchase up to 370,000 additional shares of our common stock from us and an additional 65,000 shares from certain selling shareholders to cover over-allotments, if any. Except as otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

(In thousands, except per share amounts and operating data)

      The following tables summarize our consolidated financial and operating data for the periods presented. Results for the six months ended December 31, 2003 are not necessarily indicative of results that may be expected for the entire fiscal year. You should read this information in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus.

	Six Months Ended
	December 31,		Year Ended June 30,

	2003	2002	2003	2002	2001

	(Unaudited)
Statement of Earnings Data:
Revenues	$114,887	$113,356	$234,289	$229,266	$196,775
Store gross margin	36,700	35,573	78,875	77,439	51,760
Income from continuing operations before taxes	11,207	7,194	20,450	17,026	1,017
Net income	$6,725	$4,815	$12,775	$10,113	$611

Diluted earnings per share	$0.63	$0.47	$1.25	$1.00	$0.06

Diluted weighted average number of common shares outstanding	10,735	10,183	10,206	10,141	10,158

Operating Data:
Company-owned stores (at end of period)	974	977	968	1,003	988
Franchised stores (at end of period)	210	193	200	184	175

Total store network (at end of period)	1,184	1,170	1,168	1,187	1,163

Check Cashing:
Face amount of checks cashed (in millions)	$2,343	$2,225	$5,040	$4,843	$4,498
Number of checks cashed (in thousands)	6,595	6,408	13,148	12,821	12,580
Percentage increase in comparable store revenues from prior period(1)	8.3%	7.2%	5.1%	9.6%	1.4%
Net write-offs as a percentage of the face amount of checks cashed	0.16%	0.14%	0.14%	0.16%	0.20%
Combined Small Consumer Loans:
New loan volume (in thousands)	$267,607	$286,049	$484,026	$502,013	$396,783
Average advance	$277	$267	$273	$269	$269
Average finance charge	$43.71	$44.74	$44.12	$45.61	$42.30
Number of loan transactions — new loans and refinances (in thousands)	972	1,071	1,798	1,866	1,477
Matured loan volume (in thousands)(2)	$259,203	$283,380	$488,940	$489,887	$370,559
Percentage increase in comparable store revenues from prior period(3)	9.4%	6.6%	10.0%	34.7%	172.1%
Provision for ACE loan losses as a percentage of matured loan volume(4)	5.1%	4.8%	4.5%	4.5%	7.1%
Provision for loan losses payable by ACE to Republic Bank as a percent of matured Republic Bank loan volume(5)	5.2%	—	5.2%	—	—

	As of December 31, 2003

	Actual	As Adjusted(6)

	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$116,062	$116,062
Loans receivable, net	16,721	16,721
Total assets	267,812	267,812
Revolving advances	92,300	83,514
Term advances (short-term portion)	4,792	—
Term advances (long-term portion)	32,097	—
Shareholders’ equity	88,276	131,949

(1)	Calculated based on changes in revenues of all company-owned stores open for both the full year and six-month periods compared.

(2)	Matured loan volume is the face amount of loans that become due in any given period.

(3)	Percentage increase in comparable store loan fees excludes states where we have discontinued offering our payday loan services (Alabama, Georgia, Maryland and North Carolina) or where the payday loan service we offer is materially different than in prior periods (Florida).

(4)	Operating data for ACE loans include short-term consumer loans made by Goleta National Bank at our company-owned stores until we discontinued offering Goleta loans on December 31, 2002.

(5)	Republic Bank loans are short-term consumer loans made by Republic Bank & Trust at our company-owned stores in Arkansas, Pennsylvania and Texas since January 1, 2003.

(6)	Adjusted to reflect the sale of the 1,800,000 shares offered by us at an assumed public offering price of $27.71 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and application of the net proceeds received by us.

RISK FACTORS

      This offering involves a high degree of risk. Before you decide whether to purchase the common stock offered by this prospectus, you should carefully consider the risks described below. You should also refer to the other information in this prospectus, including the information incorporated by reference. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that event, the trading price of our common stock could decline and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

We have significant existing debt and the restrictive covenants under our debt agreements may limit our ability to expand or pursue our business strategy. In addition, if we are forced to pay some or all of this debt following an event of default, our financial condition and results of operations would be severely and adversely affected.

      Our business requires significant amounts of cash for services and inventory. Much of that cash is obtained through borrowing. Therefore, we have, and will continue to have, a significant amount of outstanding debt and may incur additional debt in the future as we seek to expand our business. As of December 31, 2003, our long-term debt was $32 million and our short-term debt was $98 million, for an aggregate of $130 million. After giving effect to this offering and applying the estimated net proceeds to us to the repayment of our outstanding debt, as of December 31, 2003, we would have had less than $1 million of long-term debt and would have had $84 million of short-term debt, consisting of our revolving credit facilities.

      Our debt agreements require us to maintain compliance with numerous financial covenants. The covenants restrict our ability to take certain actions, including our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of our capital stock;

•	repurchase our capital stock;

•	make capital expenditures;

•	make investments or other restricted payments;

•	engage in transactions with shareholders and affiliates;

•	create liens;

•	sell or otherwise dispose of assets;

•	make payments on our debt, other than in the ordinary course; and

•	engage in mergers and acquisitions.

      As long as our indebtedness remains outstanding, the restrictive covenants could impair our ability to expand or pursue our growth strategy. In addition, the breach of any covenants or any payment obligations in any of these debt instruments will result in an event of default under the applicable debt instrument. If there is an event of default under one of our debt instruments, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable, subject to applicable grace periods. This could trigger cross-defaults under our other debt instruments. We cannot assure you that our assets or cash flow would be sufficient to repay fully borrowings under our outstanding debt instruments if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on any of those debt instruments. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt instruments, the lenders under such agreements could proceed against the collateral securing that indebtedness. Substantially all of our assets are pledged to secure the outstanding indebtedness. Forced repayment of some or all of our indebtedness would reduce our available cash and have an adverse impact on our financial condition and results of operations.

Our existing and future debt obligations could adversely affect our results of operations and financial condition as we may be required to secure additional financing to meet our future capital needs and cannot assure you that we will be able to do so on favorable terms, if at all.

      Our significant amount of debt could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations to the holders of our outstanding debt;

•	make us vulnerable to interest rate increases, because a significant portion of our borrowings is, and will continue to be, at variable rates of interest;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt obligations, which will reduce our funds available for working capital, capital expenditures and other general corporate expenses;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have proportionately less debt;

•	restrict our operational flexibility, because of restrictive covenants that will limit our ability to make acquisitions, explore certain business opportunities, dispose of assets and take other actions; and

•	limit our ability to borrow additional funds in the future, if we need them, due to applicable financial and restrictive covenants in our debt instruments.

      If current debt levels increase, the related risks that we now face will also increase. If we fail to generate sufficient cash flow from future operations to meet our debt service obligations, we may need to seek refinancing of all or a portion of our indebtedness or obtain additional financing in order to meet our obligations with respect to our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on satisfactory terms or at all, particularly because of our high levels of debt and the debt-incurrence restrictions imposed by our current debt instruments.

If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and our ability to service our indebtedness and fund our operations would be harmed.

      Based on our current level of operations and anticipated revenue growth, we believe our cash flow from operations, available cash, including from the net proceeds of this offering, and available borrowings under our credit facilities will be adequate to meet our future liquidity needs. However, we have substantial working capital needs, contractual commitments and debt service obligations. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under credit facilities in amounts sufficient to enable us to pay our existing indebtedness or fund our other liquidity needs. In addition, if we undertake expansion efforts in the future, our cash requirements may increase significantly.

The industry in which we operate is strictly regulated at both the federal and state level. Changes in current laws and regulations, or the application of future laws and regulations, may have a significant negative impact on our business, results of operations and financial condition.

      Our business is subject to numerous state and certain federal laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect, among other things:

•	check cashing fees;

•	licensing and posting of fees;

•	lending practices, such as truth in lending;

•	interest rates and usury;

•	currency reporting;

•	recording and reporting of certain financial transactions;

•	franchising in the states in which we offer and sell franchises;

•	privacy of personal consumer information; and

•	prompt remittance of proceeds for the sale of money orders.

      As we develop new services, we may become subject to additional federal and state regulations. In addition, changes in current laws and future laws or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a material adverse effect on our business, results of operations and financial condition. States may also seek to impose new licensing requirements or interpret or enforce existing requirements in new ways.

Short-term consumer loan services have come under increased scrutiny and regulation. If the restrictions created by such regulations increase, or if short-term consumer loans become prohibited in the states where we offer these loans, our business would be materially adversely affected.

      A significant portion of our revenues is based on loan interest and fees from payday loans that we offer in our stores. Payday loans have come under increased scrutiny and regulation in recent years. For example, in October 2002, the Federal Trade Commission sent an Information and Documentation Request to several national companies that offer payday loans, including us. This industry-wide review may result in recommendations regarding the payday loan industry or specific conclusions about us, either of which may negatively affect our operations.

      Also, during the last few years, legislation has been introduced in the United States Congress and in certain state legislatures, and regulatory authorities have proposed or publicly addressed the possibility of proposing regulations, that may prohibit or severely restrict payday loans. For example, we ceased offering payday loans at our stores in Alabama, Georgia and North Carolina as a result of recently enacted laws in those states. We intend to continue, with others in the payday loan industry, to inform and educate legislators and to oppose legislative or regulatory action that may prohibit or severely restrict payday loans. Nevertheless, if legislative or regulatory action with that effect were taken on the federal level or in states in which we have a significant number of stores, that action may have a material adverse effect on our loan-related activities and revenues. Moreover, similar action by states in which we are not currently offering payday loans could result in us having fewer opportunities to pursue our growth strategy.

      In 2002, the Office of the Comptroller of the Currency, which supervises national banks, took action to effectively prohibit certain national banks from offering and making payday loans because of the agency’s view that they posed various risks to those banks. As a result, we discontinued offering Goleta loans in our stores on December 31, 2002.

      In addition, Republic Bank & Trust Company, a Kentucky state-chartered bank for which we act as marketer and servicer of its payday loans, is subject to federal and state banking regulations. The State of Kentucky is the primary regulator of Republic Bank and the Federal Deposit Insurance Corporation, or FDIC, is the back-up federal regulator of Republic Bank. If the State of Kentucky or the FDIC were to order Republic Bank to cease or significantly curtail its payday lending services, our revenues derived from fees from Republic Bank would be adversely affected, unless we could secure an agreement to provide similar services with another bank not subject to similar regulations. We cannot assure you that we would be successful in finding such a replacement bank, especially as arrangements like ours with Republic Bank are coming under increasing political and regulatory scrutiny. Lawsuits filed against banks offering these payday loans, such as one recently filed by the New York State Attorney General’s office discussed below, may hinder our ability to partner with a replacement bank or to establish relationships with new banks in other states as part of our growth strategy. Any agreement with a replacement bank or new bank may also not be on terms as favorable to us as our current agreement with Republic Bank.

      Republic Bank is also subject to FDIC inspection and authority, and as a result of our marketing servicing activities, we too are subject to such inspection and authority. We cannot assure you that the regulatory scheme affecting Republic Bank, or FDIC inspection or authority with respect to Republic Bank or us, will not negatively impact our operations.

Potential litigation and regulatory proceedings regarding our payday loans could materially adversely affect our financial condition.

      During the last few years, we and our competitors have been subject to regulatory proceedings, class action lawsuits and other litigation regarding the offering of payday loans. In our case, such litigation and regulatory proceedings primarily involved attempts by plaintiffs to recharacterize us as the true lender of payday loans made by Goleta National Bank through our stores, in part because we acquired participations in the Goleta loans. Although we severed the relationship with Goleta at the end of calendar 2002 and have recently settled the related class action lawsuit, we cannot assure you that we will not be subject to future lawsuits associated with our payday loan services.

      In particular, we may become subject to litigation or regulatory proceedings focusing on our relationship with Republic Bank. If we were to be recharacterized as the lender of these Republic Bank loans, then the interest charged for these loans would violate most of the applicable states’ usury laws which impose maximum rates of interest or finance charges that a non-bank lender may charge, and any resulting refunds or penalties we would likely incur would materially adversely affect our results of operations and financial condition. While there are differences between the Goleta loans and the Republic Bank loans, principally that we do not acquire participations in Republic Bank loans, and while we believe we are not the lender under this arrangement with Republic Bank, we cannot assure you that a regulator or a borrower will not try to recharacterize us as the true lender. For example, although we do not offer payday loans in New York, recently the New York State Attorney General’s office filed a lawsuit against a Delaware state-chartered bank and the companies servicing its payday loans through a structure that is in some respects similar to our agreement with Republic Bank.

Media reports and public perception of payday loans as being predatory or abusive could materially adversely affect our business.

      Over the past few years, consumer advocacy groups and certain media reports have advocated governmental action to prohibit or severely restrict payday loans. The consumer groups and media reports typically focus on the cost to a consumer for this type of loan, which is higher than the interest typically charged by credit card issuers to a more creditworthy consumer. This difference in credit cost is more significant if a consumer does not promptly repay the loan, but renews, or rolls over, that loan for one or more additional short-term periods. The consumer groups and media reports typically characterize these payday loans as predatory or abusive toward consumers. If this negative characterization of our payday loan service becomes increasingly accepted by consumers, demand for our payday loans could significantly decrease, which could materially adversely affect our results of operations and financial condition.

      Negative perception of our payday loans or other activities could also result in us being subject to more restrictive laws and regulations. For example, a payday loan prohibition law was recently passed by the Georgia State legislature. In addition, we may become subject to lawsuits against us for our payday loans or the Republic Bank loans. If changes in the laws affecting our payday loans or the Republic Bank loans are enacted, or if we become subject to such lawsuits, our financial condition and results of operations would be materially adversely affected.

If our estimates of our loan losses are not adequate to absorb known or probable losses, our financial condition may be materially adversely affected.

      We maintain an allowance for loan losses at levels to cover the anticipated losses in the collection of our loan portfolio. We determine our allowance for loan losses based upon a review of historical loan losses and the loan portfolio. Our allowance for loan losses is periodically reviewed by our management. For the six months ended December 31, 2003, our loan loss provision was $9.1 million and we charged-off $6.8 million related to our loans. Our loan loss provision, however, is an estimate, and if actual loan losses are materially greater than our loan loss provision, our financial condition could be materially adversely affected.

      With respect to the Republic Bank loans, we are obligated to reimburse Republic Bank for loan losses on a quarterly basis. As a result, we could be potentially obligated to pay Republic Bank for loan losses in an amount up to the total outstanding amount of Republic Bank loans recorded on Republic Bank’s financial statements, which was $9.8 million as of December 31, 2003. This amount is not included on our balance sheet. For the six months ended December 31, 2003, we provided a payable of approximately $4.3 million for losses on Republic Bank loans and charged-off $2.5 million related to Republic Bank loans. The balance of the liability for Republic Loan losses reported in accrued liabilities as of December 31, 2003 was $2.5 million. The payable to Republic Bank is, however, an estimate. If actual loan losses are materially greater than our recorded amount payable to Republic Bank, our financial condition could be materially adversely affected.

A significant portion of our consumer lending business is derived from our relationship with Republic Bank and a loss of that relationship could adversely affect our liquidity and profits.

      Under our marketing and servicing agreement with Republic Bank, we provide various services to the bank in connection with our marketing and servicing of Republic Bank’s payday loans in exchange for which we are compensated by Republic Bank through payment of fees. As of December 31, 2003, Republic Bank was offering its Republic Bank loans in 356 of our company-owned stores in Arkansas, Pennsylvania and Texas. Approximately 3.9% of our total revenues in fiscal 2003 and approximately 11.1% of our total revenues in the six months ended December 31, 2003 were derived from fees paid to us by Republic Bank.

      The FDIC has set limits on the dollar amount of payday loans Republic Bank can have outstanding at any given time based on its capital. If the FDIC were to reduce these limits or other events involving Republic Bank outside of our control were to occur, our ability to grow this portion of our business could be materially adversely affected. In addition to customary termination provisions, our agreement with Republic Bank can be terminated by either party if the quarterly loan loss rate of Republic Bank loans exceeds a specified level.

      If a termination of or significant adverse change in our relationship with Republic Bank occurred, we could be required to seek replacement relationships with new financial institutions. We cannot assure you that we would be able to secure new relationships or that the terms of any such new relationships would be as favorable to us as those of our existing relationship with Republic Bank. As a result, any significant changes in our relationship with Republic Bank could cause us to change the way we conduct business in certain states or adversely affect our results of operations.

If Republic Bank’s loan approval process is flawed and more loans go uncollected, our revenues could be adversely affected.

      Our agreement with Republic Bank provides for us to market and service Republic Bank’s payday loans. Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process, including with respect to determining the loan approval procedures or criteria. However, under our agreement with Republic Bank, we are required to reimburse Republic Bank for loan losses on a quarterly basis. If Republic Bank’s loan approval process is flawed and an increased number of loans that are made are uncollected, our results of operations could be adversely affected.

We are subject to franchise law and regulations that govern our status as a franchisor and regulate some aspects of our franchise relationships. Our ability to develop new franchised stores and to enforce contractual rights against franchisees may be adversely affected by these laws and regulations, which could cause our franchise revenues to decline and adversely affect our growth strategy.

      We are subject to federal and state laws and regulations, including the regulations of the Federal Trade Commission as well as similar authorities in individual states, in connection with the offer, sale and termination of franchises and the regulation of the franchisor-franchisee relationship. Our failure to comply with these laws could subject us to liability to franchisees and to fines or other penalties imposed by governmental authorities. In addition, we may become subject to litigation with, or other claims filed with state or federal authorities by, franchisees based on alleged unfair trade practices, implied covenants of good faith and fair dealing, payment of royalties, location of stores, advertising expenditures, franchise renewal criteria or express violations of franchise agreements. We cannot assure you that we will not encounter compliance problems from time to time, or that material disputes will not arise with one or more franchisees. Accordingly, our failure to comply with applicable franchise laws and regulations, or disputes with franchisees, could have a material adverse effect on our results of operations financial condition and growth strategy.

Our current and future business growth strategy involves new store acquisitions and new store openings, and our failure to manage our growth or integrate or manage new store acquisitions may adversely affect our business, prospects, results of operations and financial condition.

      Our expansion strategy consists principally of combining acquisitions and new store openings (both company-owned and franchised stores) and increasing comparable store sales of existing services. Acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or services, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	dilutive issuances of our equity securities (if necessary to finance acquisitions or new stores);

•	incurrence of additional indebtedness (if necessary to finance acquisitions or new stores);

•	assumption of contingent liabilities;

•	the potential impairment of acquired assets; and

•	incurrence of significant immediate write-offs.

      Our continued growth is dependent upon a number of factors, including the availability of adequate financing and suitable store locations, acquisition opportunities and experienced management employees, the ability to obtain any required government permits and licenses and other factors, some of which are beyond our control. We cannot assure you that we will be able to grow our business successfully through acquisitions and new store openings. Our failure to grow or complete the integration of any acquired business could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results and growth could suffer.

      Our future success depends to a significant degree upon the members of our senior management, particularly Donald Neustadt, our Chief Executive Officer, and Jay Shipowitz, our President and Chief Operating Officer. We recently announced a Chief Executive Officer succession plan pursuant to which Mr. Shipowitz will assume the position of Chief Executive Officer on July 1, 2004 with Mr. Neustadt continuing on as a member of the board of directors, but the loss of the services of Mr. Shipowitz or other members of senior management could harm our business and development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain personnel as needed in the future, our operating results and growth could suffer.

Competition in the retail financial services industry is intense and could cause us to lose market share and revenues.

      The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry matures and consolidates. We compete with other check cashing stores, short-term consumer lenders, grocery stores, banks, savings and loan institutions, other financial services entities and other retail businesses that also cash checks, offer payday loans, sell money orders, provide money transfer services, or other similar financial services. Some of our competitors that are not check cashing companies have larger and more established customer bases and substantially greater financial, marketing and other resources. Our stores have also recently been facing competition from automated check cashing machines deployed in supermarkets, convenience stores and other public venues by large financial services organizations. We cannot assure you that we will be able to compete successfully. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Our revenues and net income from check cashing services may be materially adversely affected if the number of consumer check cashing transactions decreases or the amount of checks we cash that are uncollected significantly increases.

      Historically, over half of our revenues comes from our check cashing business. Any changes in economic factors that materially adversely affect consumer transactions could reduce the volume of transactions that we process and have a material adverse effect on our business, financial condition and results of operations. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks are replaced with such electronic transfers, demand for our check cashing services could decrease.

      In addition, the risk that we assume upon cashing a check is that the check will be uncollected because of insufficient funds, stop payment orders, or fraud. If the amount of checks we cash that are uncollected increases significantly, our net income will be materially adversely affected.

Our money transfer and money order revenues are derived from a key third-party relationship and a loss of that relationship could adversely affect our liquidity and profits.

      We are a party to a money order agreement with Travelers Express under which we exclusively sell Travelers Express money orders that bear our logo. Under this agreement, we are obligated to make prompt remittances of money order proceeds. We are also an agent for the receipt and transmission of wire transfers of money through the MoneyGram network in accordance with an agreement with Travelers Express and MoneyGram Payment Systems, Inc., an affiliate of Travelers Express. We receive significant revenues pursuant to these agreements. Approximately 7.6% of our total revenues in each of fiscal 2003 and the six months ended December 31, 2003 was derived from these agreements. Our relationship with Travelers Express and its affiliates is therefore significant to our business. Accordingly, if any disruption in this relationship occurs, it could materially and adversely affect our liquidity and profits.

Any disruption in the availability of our information systems could adversely affect operations at our stores.

      Our information systems include a proprietary point-of-sale system in our stores and a management information system. The personal computer-based point-of-sale system is fully operational in all company-owned stores, is used by our self-service machines for cashing checks and accepting third-party bill payments and is licensed for use by our franchised stores. The management information system is designed to provide summary and detailed information to district managers, regional vice presidents and corporate managers at any time through internet connectivity. Any disruption in the availability of the our information systems could affect our operations and could adversely affect our business.

Part of our business is seasonal, which causes our revenues to fluctuate and may adversely affect our ability to service our debt.

      Our business is seasonal to the extent of the impact of cashing tax refund checks and tax refund anticipation loan checks. The impact of these services is primarily in the third and fourth quarters of our fiscal year. Also, our short-term loan business declines slightly in the third fiscal quarter as a result of customers’ receipt of tax refund checks and tax refund anticipation loans. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our annual financial results would be adversely impacted and our ability to service our debt may also be adversely affected.

Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to employee error and theft.

      Since our business requires us to maintain a significant supply of cash in each of our stores and (during tax season) each of our self-service machines, we are subject to the risk of cash shortages resulting from employee errors and theft. Although we have implemented various procedures and programs to reduce these risks, maintain insurance coverage for theft and provide security for our employees and facilities, we cannot assure you that employee error and theft will not occur. Material occurrences of error and theft could lead to cash shortages and could adversely affect our results of operations.

Arthur Andersen LLP, our former independent public accountants, has been found guilty of federal obstruction of justice charges, and you are unlikely to be able to exercise effective remedies or collect judgments against it in any legal action.

      Although we dismissed Arthur Andersen LLP as our independent public accountants and engaged Grant Thornton LLP in May 2002, our consolidated financial statements as of and for the fiscal year ended June 30, 2001 were only audited by Arthur Andersen. On June 15, 2002, Arthur Andersen was

found guilty of federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. A spokesperson for Arthur Andersen announced that, as of August 31, 2002, Arthur Andersen voluntarily relinquished, or consented to revocation of, its firm permits in all states where it was licensed to practice public accountancy with state regulators. A substantial number of Arthur Andersen’s personnel have left the firm, including the individuals responsible for auditing our audited financial statements included in our filings with the Securities and Exchange Commission. Accordingly, you are unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen.

      SEC rules require us to present or incorporate by reference in this prospectus certain historical financial statements for the year ended June 30, 2001, which were audited by Arthur Andersen. We have not obtained the consent of Arthur Andersen to the incorporation by reference into this prospectus of its audit report dated August 13, 2001, in reliance on Rule 2-02(e) of Regulation S-X. Because Arthur Andersen has not provided its consent, investors’ ability to recover against Arthur Andersen with respect to the financial statements included or incorporated by reference in this prospectus may be limited. It is also likely that events arising out of the conviction of Arthur Andersen on federal obstruction of justice charges would adversely affect its ability to satisfy any claims we may have arising from its providing auditing and other services to us. In addition, Arthur Andersen is unable to perform procedures to assure the continued accuracy of its audit report on our audited financial statements. Arthur Andersen will also be unable to perform such procedures or to provide other information or documents that would customarily be received by us or underwriters in connection with financings or other transactions, including consents and “comfort” letters. As a result, we may encounter delays, additional expense and other difficulties in future financings. Any resulting delay in accessing or inability to access the public capital markets could have a material adverse effect on us.

Risks Related to This Offering

The price of our common stock may be volatile.

      In the past three years, stocks listed on the Nasdaq National Market, as our common stock is, have experienced high levels of volatility and significant declines in value from their historic highs. The trading price of our common stock has fluctuated, and may continue to fluctuate, substantially from time to time. The fluctuations could cause you to lose part or all of your investment in our shares of common stock. Those factors that could cause fluctuations in the trading price of our common stock include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of retail financial services companies;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;

•	general economic conditions and trends;

•	major catastrophic events;

•	loss of a significant client or clients;

•	sales of large blocks of our stock; or

•	departures of key personnel.

      In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new equity offerings.

      In the future, we or our shareholders may sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees to purchase shares of our common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or in connection with acquisition financings), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could materially impair our future ability to raise capital through an offering of equity securities.

Because we do not intend to pay dividends, shareholders will benefit from an investment in our common stock only if it appreciates in value.

      We have never declared or paid any cash dividends on our common stock and are limited in doing so for the foreseeable future under the terms of our debt agreements. Moreover, we currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future even if permitted to do so under the terms of our debt agreements. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. We cannot guarantee that our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain, and from time to time we or certain of our representatives may make, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are generally identified by the use of words such as “anticipate,” “expect,” “estimate,” “believe,” “intend,” “plan,” “should,” “would,” and terms with similar meanings.

      Although we believe that the current views and expectations reflected in these forward-looking statements are reasonable, those views and expectations, and the related statements, are inherently subject to risks, uncertainties, and other factors, many of which are not under our control and may not even be predictable. These risks, uncertainties and other factors could cause the actual results to differ materially from these in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to:

•	our relationships with Republic Bank, with Travelers Express and its affiliates, with our bank lenders, with American Capital Strategies, Ltd. and with H&R Block;

•	our relationship with third-party providers of services offered by us or property used in our operations;

•	federal and state governmental regulation of check cashing, short-term consumer lending and related financial services businesses;

•	any litigation regarding our short-term consumer lending activities;

•	theft and employee errors;

•	the availability of adequate financing, suitable locations, acquisition opportunities and experienced management employees to implement our growth strategy;

•	increases in interest rates, which would increase our borrowing costs;

•	the fragmentation of the check cashing industry and competition from various other sources, such as banks, savings and loans, short-term consumer lenders and other similar financial services entities, as well as retail businesses that offer services offered by us;

•	the terms and performance of third-party services offered at our locations; and

•	customer demand and response to services offered at our locations.

      We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock.

      You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in the documents incorporated by reference herein. You may obtain copies of these incorporated documents as described under “Where You Can Find More Information.”

USE OF PROCEEDS

      We estimate that we will receive net proceeds from the sale of 1,800,000 shares of our common stock in this offering of approximately $46.6 million, after deducting the underwriting discount and estimated offering expenses payable by us. This number is based on an assumed public offering price of $27.71, which was the last sale price of our common stock on the Nasdaq National Market on March 16, 2004. We will not receive any proceeds from the sale of the common stock being offered by the selling shareholders.

      We intend to use the net proceeds from the sale of the shares by us to repay in full the $36.9 million principal amount outstanding as of December 31, 2003 of our existing senior subordinated secured promissory notes issued to American Capital Strategies, Ltd. on March 31, 2003. After this offering, we intend to redeem the notes and pay an estimated cash prepayment fee of approximately $739,000, and an estimated cash payment of approximately $220,000 related to the unwinding of the interest rate swap agreement associated with the notes. We expect to incur non-cash charges in the fourth quarter of fiscal 2004 of approximately $4.2 million related to the write-off of deferred financing fees associated with the notes. After repayment of the notes and payments related to the termination of the interest-rate swap agreement, we intend to use the remaining estimated net proceeds to repay $8.8 million of our revolving credit facilities. As of December 31, 2003, the outstanding balance on our revolving credit facilities was $92.3 million, with an interest rate of 4.125%. The revolving credit facilities expire on March 31, 2006.

      The notes to be repaid were issued as four separate $10 million notes, and as of December 31, 2003, the outstanding balance on the notes was $36.9 million (which we expect to be approximately $30.6 million at our anticipated date of closing of this offering). The following table sets forth the note payoff amounts as of December 31, 2003 along with the interest rates and maturities:

Series	Amount	Interest Rate	Maturity

Series A Note	$8,333,333	LIBOR plus 8%	quarterly installments of $833,333, and all remaining amounts at maturity on March 31, 2006
Series B Note	$8,555,033	LIBOR plus 10%	quarterly installments of $125,000, through March 31, 2006, then quarterly installments of $1,062,500, and all remaining amounts at maturity on March 31, 2008
Series C Note	$10,000,000	LIBOR plus 13%	At maturity on March 31, 2009
Series D Note	$10,000,000	LIBOR plus 13.25%	At maturity on March 31, 2010

The proceeds from the issuance of these notes were used to repay $40 million of principal amount outstanding under our term loan facility.

      For more information on the notes and our revolving credit facilities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources— Credit Facilities.”

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “AACE.” The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market:

	High	Low

Fiscal Year ended June 30, 2002:
First Quarter	$10.50	$7.65
Second Quarter	9.90	7.75
Third Quarter	11.15	8.35
Fourth Quarter	11.50	8.70

Fiscal Year ended June 30, 2003:
First Quarter	$10.00	$7.80
Second Quarter	9.25	7.48
Third Quarter	10.04	8.70
Fourth Quarter	11.65	9.09

Fiscal Year ended June 30, 2004:
First Quarter	$14.99	$10.70
Second Quarter	23.50	14.45
Third Quarter (through March 16, 2004)	34.50	21.45

      On March 16, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $27.71 per share. As of February 29, 2004, we had approximately 129 shareholders of record.

DIVIDEND POLICY

      We have not declared or paid any cash dividends since our inception. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business. In addition, our ability to pay cash dividends on our common stock is currently restricted under the terms of our debt agreements. Future dividends, if any, will be determined by our board of directors.

CAPITALIZATION

(In thousands, except share and per share amounts)

      The following table summarizes our capitalization as of December 31, 2003 on an actual basis and as adjusted to give effect to the sale of 1,800,000 shares of common stock that we are offering hereby at an assumed public offering price of $27.71 per share and the application of the estimated net proceeds received by us. We will not receive any proceeds from the sale of common stock sold by the selling shareholders. For more information, see “Use of Proceeds.” The capitalization information set forth in the table below should be read in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” found elsewhere in this prospectus, and our consolidated financial statements incorporated by reference in this prospectus.

	As of December 31, 2003

	Actual	As Adjusted

	(Unaudited)
Cash and cash equivalents	$116,062	$116,062

Short-term debt:
Revolving advances(1)	$92,300	$83,514
Term advances(1)	4,792	—
Notes payable	721	721

Total short-term debt	97,813	84,235

Long-term debt:
Term advances(1)	32,097	—
Notes payable(1)	73	73

Total long-term debt	32,170	73

Shareholders’ equity:
Preferred Stock, par value $1.00 per share, 1,000,000 shares authorized, none issued and outstanding	—	—
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 10,746,037 shares issued and 10,534,637 shares outstanding, as adjusted; 12,546,037 issued and 12,334,637 shares outstanding, as adjusted	105	123
Additional paid-in capital	28,517	75,134
Retained earnings	64,969	61,875
Accumulated comprehensive loss	(585)	(453)
Treasury stock, at cost, 211,400 shares	(2,707)	(2,707)
Unearned compensation— restricted stock	(2,023)	(2,023)

Total shareholders’ equity	88,276	131,949

Total capitalization	$218,259	$216,257

(1)	Application of the net proceeds from this offering will involve an estimated cash prepayment fee equal to approximately $739,000 and an estimated cash payment of approximately $220,000 related to the termination of the interest rate swap agreement associated with the notes. We expect to incur non-cash charges in the fourth quarter of fiscal 2004 of approximately $4.2 million related to the write-off of deferred financing fees associated with the notes.

      This table assumes no exercise of the underwriters’ option to purchase up to 370,000 additional shares of common stock from us to cover over-allotments. The information in this table also excludes:

•	1,357,746 shares of common stock reserved for issuance upon the exercise of options outstanding as of December 31, 2003 at a weighted average exercise price of $11.79 per share; and

•	550,593 shares of common stock reserved for issuance under our stock incentive plans but not subject to awards granted as of December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

      You should read this information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes incorporated by reference in this prospectus. The following table summarizes our consolidated financial data for the periods presented. Results for the six months ended December 31, 2003 are not necessarily indicative of results that may be expected for the entire fiscal year.

	Six Months Ended
	December 31,		Year Ended June 30,

	2003	2002	2003	2002	2001

	(Unaudited)
Statement of Earnings Data:
Revenue	$114,887	$113,356	$234,289	$229,266	$196,775
Store expenses:
Salaries and benefits	29,140	28,980	58,170	57,864	51,969
Occupancy	14,588	14,421	29,194	28,207	26,439
Provision for loan losses and doubtful accounts	13,262	13,978	22,892	22,064	24,825
Depreciation	3,474	3,495	6,966	7,180	6,697
Other	17,723	16,909	38,192	36,512	35,085

Total store expenses	78,187	77,783	155,414	151,827	145,015

Store gross margin	36,700	35,573	78,875	77,439	51,760
Region expenses	9,314	8,369	17,056	17,495	14,127
Headquarters expenses	9,136	7,708	17,133	16,594	10,328
Franchise expenses	584	559	1,225	993	1,017
Other depreciation and amortization	2,039	3,256	5,423	7,570	5,087
Interest expense	4,468	7,710	16,004	14,934	12,016
Other (income) expenses, net	(48)	777	1,584	2,827	8,168

Income from continuing operations before taxes	11,207	7,194	20,450	17,026	1,017
Provision for income taxes	4,482	2,878	8,174	6,913	406

Income from continuing operations	6,725	4,316	12,276	10,113	611
Discontinued operations:
Gain on sale of discontinued operations, net of tax	—	499	499	—	—

Net income	$6,725	$4,815	$12,775	$10,113	$611

Basic earnings per share:
Continuing operations	$0.65	$0.42	$1.20	$1.00	$0.06
Discontinued operations	—	0.05	0.05	—	—

Total	$0.65	$0.47	$1.25	$1.00	$0.06

Diluted earnings per share:
Continuing operations	$0.63	$0.42	$1.20	$1.00	$0.06
Discontinued operations	—	0.05	0.05	—	—

Total	$0.63	$0.47	$1.25	$1.00	$0.06

Weighted average number of shares outstanding:
Basic	10,364	10,181	10,181	10,118	10,012
Diluted	10,735	10,183	10,206	10,141	10,158

	As of December 31, 2003		As of June 30,

	Actual	As Adjusted(1)	2003	2002	2001

	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$116,062	$116,062	$108,110	$116,264	$129,186
Loans receivable, net	16,721	16,721	13,000	17,356	14,386
Total assets	267,812	263,616	258,768	267,062	276,197
Revolving advances	92,300	83,514	83,900	97,500	109,800
Term advances (short-term portion)	4,792	—	3,833	48,350	1,125
Term advances (long-term portion)	32,097	—	34,436	—	51,875
Shareholders’ equity	88,276	131,949	78,984	66,139	54,726

(1)	Adjusted to reflect the sale of the 1,800,000 shares offered by us at an assumed public offering price of $27.71 per share, after deducting the underwriting discount and estimated offering expenses payable by us, and the application of the net proceeds received by us.

	Six Months Ended
	December 31,		Year Ended June 30,

	2003	2002	2003	2002	2001

	(Unaudited)
Operating Data:
Company-owned stores (at end of period)	974	977	968	1,003	988
Franchised stores (at end of period)	210	193	200	184	175

Total store network (at end of period)	1,184	1,170	1,168	1,187	1,163

Percentage increase in comparable store revenues from prior period(1):
Total revenues	1.2%	7.1%	1.5%	15.6%	23.3%
Excluding loan fees and interest(2)	6.8%	7.5%	4.9%	7.3%	0.3%
Capital expenditures (in thousands)	$2,029	$1,857	$4,771	$7,127	$12,655
Cost of net assets acquired (in thousands)	$322	$51	$673	$1,177	$35,841

Check Cashing:
Face amount of checks cashed (in millions)	$2,343	$2,225	$5,040	$4,843	$4,498
Face amount of average check	$355	$347	$383	$378	$358
Average fee per check	$8.56	$8.30	$9.65	$9.36	$8.38
Fees as a percentage of average check	2.41%	2.39%	2.52%	2.48%	2.34%
Number of checks cashed (in thousands)	6,595	6,408	13,148	12,821	12,580
Percentage increase in comparable store revenues from prior period(1)	8.3%	7.2%	5.1%	9.6%	1.4%
Net write-offs (in thousands)	$3,843	$3,062	$7,152	$7,547	$8,819
Net write-offs as a percentage of the face amount of checks cashed	0.16%	0.14%	0.14%	0.16%	0.20%

Combined Small Consumer Loans:
New loan volume (in thousands)	$267,607	$286,049	$484,026	$502,013	$396,783
Average advance	$277	$267	$273	$269	$269
Average finance charge	$43.71	$44.74	$44.12	$45.61	$42.30
Number of loan transactions — new loans and refinances (in thousands)	972	1,071	1,798	1,866	1,477
Matured loan volume (in thousands)(3)	$259,203	$283,380	$488,940	$489,887	$370,559

ACE Loans(4):
Volume (in thousands)	$183,020	$286,049	$420,129	$502,013	$396,783
Average advance	$268	$267	$268	$269	$269
Average finance charge	$39.26	$44.74	$42.71	$45.61	$42.30
Number of loan transactions—new loans and refinances (in thousands)	685	1,071	1,587	1,866	1,477
Matured loan volume (in thousands)(3)	$176,792	$283,380	$432,900	$489,887	$370,559

Loans Processed for Republic Bank(5) :
Volume (in thousands)	$84,587	$—	$63,897	$—	$—
Average advance	$295	$—	$302	$—	$—
Average finance charge	$51.98	$—	$53.35	$—	$—
Number of loan transactions—new loans and refinances (in thousands)	287	—	211	—	—
Matured loan volume (in thousands)(3)	$82,411	$—	$56,040	$—	$—

	Six Months Ended
	December 31,		Year Ended June 30,

	2003	2002	2003	2002	2001

Percentage increase in comparable store revenues from prior period(6)	9.4%	6.6%	10.0%	34.7%	172.1%
Gross loans receivable	$27,828	$34,758	$21,734	$29,569	$27,768
Less allowance for losses on loans receivable	11,107	15,650	8,734	12,213	13,382

Loans receivable, net of allowance	$16,721	$19,108	$13,000	$17,356	$14,386

Allowance for losses on loans receivable:
Beginning of period	$8,734	$12,213	$12,213	$13,382	$—
Provision for loan losses	9,092	13,718	19,361	21,924	26,429
Charge-offs	(6,849)	(10,647)	(23,729)	(24,519)	(13,510)
Recoveries	130	366	889	1,426	463

End of period	$11,107	$15,650	$8,734	$12,213	$13,382

Provision for ACE loan losses as a percentage of matured loan volume(3)(4)	5.1%	4.8%	4.5%	4.5%	7.1%
Provision for loan losses payable by ACE to Republic Bank (in thousands)	$4,278	$—	$2,932	$—	$—
Provision for loan losses payable by ACE to Republic Bank as a percent of matured loan volume(3)(5)	5.2%	—	5.2%	—	—

(1)	Calculated based on the changes in revenues of all company-owned stores open for both the full year and six-month periods compared.

(2)	Calculated based on the changes in revenues, excluding loan fees and interest, of all company-owned stores open for both the full year and six-month periods compared.

(3)	Matured loan volume is the face amount of loans that become due in any given period.

(4)	Operating data for ACE loans include short-term consumer loans made by Goleta National Bank at our company-owned stores until we discontinued offering Goleta loans on December 31, 2002.

(5)	Republic Bank loans are short-term consumer loans made by Republic Bank & Trust at our company-owned stores in Arkansas, Pennsylvania and Texas since January 1, 2003.

(6)	Percentage increase in comparable store loan fees excludes states where we have discontinued offering our payday loan services (Alabama, Georgia, Maryland and North Carolina) or where the payday loan service we offer is materially different than in prior periods (Florida).

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      We are a leading retailer of financial services, including check cashing, short-term consumer loan and bill payment services. As of December 31, 2003, we had a total network of 1,184 stores in 36 states and the District of Columbia, consisting of 974 company-owned stores and 210 franchised stores. This makes us the largest owner, operator and franchisor of check cashing stores in the United States and one of the largest providers of short-term consumer loans, also known as payday loans. We focus on serving unbanked and underbanked consumers, many of whom seek alternatives to traditional banking relationships in order to gain convenient and immediate access to check cashing services and payday loans. We seek to develop and maintain the largest network of stores in each of the markets where we operate. Our growth strategy is to open new stores, franchise stores in new and existing markets, opportunistically acquire stores, increase our customer base and introduce new services into our store network.

      Our stores offer check cashing, loans and other retail financial services at competitive rates in clean settings during hours convenient for our customers. Our stores are located in highly visible, accessible locations, usually in strip shopping centers, free-standing buildings and kiosks located inside retail stores.

      For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our short-term consumer loans, also known as payday loans, we receive interest on the loans. For the Republic Bank loans, we receive origination and servicing fees from Republic Bank.

      Our expenses primarily relate to the operations of our stores, including salaries and benefits for our employees, occupancy expense for our leased real estate, security expenses, returns and cash shortages, loan loss provisions, depreciation of our assets and corporate and other expenses, including costs related to store openings and closings.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from our estimates. We believe our application of accounting policies, and the estimates inherently required therein, are reasonable.

      Revenue Recognition. Approximately 90% of our revenue results from transactions at the point-of-sale with our customers and approximately 65% of our revenue is effectively recognized when the transaction is completed at the point-of-sale. These transactions include check cashing, bill payment, money transfer, money order sales and other miscellaneous services grouped in “other fees.” We act in an agency capacity regarding some of the services offered and sold at our stores and therefore record as revenue the amounts received from customers less amounts remitted to the provider.

      For short-term or payday loans made by us, for the Republic Bank loans for which we act only as marketing agent and servicer for a fee from the lender and, during the fiscal year ended June 30, 2003, for our participation interests in Goleta loans, revenue constituting loan fees and interest (whether paid by the customer or the lender) is recognized ratably over the term of each loan, which is generally 14 days.

      We recognize contractual revenue guarantees from product or service providers in accordance with the terms of the contracts under which they are paid. Any bonus or incentive payments from product or service providers are amortized over the term or duration of the contracts under which they are made.

      Franchise revenue consists of up-front franchise fees charged for opening the franchised store and on-going royalty fees. We recognize franchise fees, which are the initial fees paid by the franchisees, when the franchise location has been identified, the lease has been obtained, the training has occurred, the building has been built or leasehold improvements have been completed, the proprietary point-of-sale system has been installed and the store has been opened. Franchise royalty fees, which are based on a percentage of each franchisee’s revenues, are recognized and payable monthly.

      Loan Loss Provision. We believe the most significant estimate made in the preparation of the accompanying consolidated financial statements relates to the determination of our allowance for loan losses. We maintain an allowance for loan losses and a payable to Republic Bank at levels we consider sufficient to cover the anticipated losses in the collection of our loan portfolio and our liability for Republic Bank loan losses. The allowance for loan losses and our payable to Republic Bank are determined based upon a review of historical and recent loan losses and the loan portfolio. The allowance for loan losses and payable to Republic Bank are periodically reviewed by our management with any changes reflected in current operations. Actual loan losses may be materially different from the recorded allowance for loan losses or recorded amount payable to Republic Bank.

Results of Operations

Six Months Ended December 31, 2003 Compared to December 31, 2002

Revenue Analysis

	Six Months Ended December 31,

	2003	2002	2003	2002

			(Percentage of
	(In thousands)		revenue)
Check cashing	$56,463	$53,171	49.1%	46.9%
Short-term consumer loans	38,844	41,799	33.8	36.9
Bill payments	7,965	6,245	6.9	5.5
Money transfers	5,505	5,403	4.8	4.8
Money orders	3,171	3,504	2.8	3.1
Franchising	1,371	1,061	1.2	0.9
Other services	1,568	2,173	1.4	1.9

Total revenue	$114,887	$113,356	100.0%	100.0%

Average revenue per store (excluding franchise revenues)	$117.0	$113.0

      Total revenue increased $1.5 million, or 1%, to $114.9 million in the first six months of fiscal 2004 from $113.4 million in the first six months of the last fiscal year. This revenue growth resulted from increases in check cashing fees of $3.3 million, in bill payment fees of $1.7 million and in franchise revenue of $0.3 million, offset in part by decreases in loan fees and interest ($3.0 million), money order fees ($0.3 million) and other fees ($0.6 million). Comparable store revenue (941 stores) increased by $1.2 million, or 1.2%, and comparable store revenue, excluding loan fees and interest, increased by $4.4 million, or 6.8%.

      Check cashing fees, including tax check fees, increased $3.3 million, or 6.2%, to $56.5 million in the first six months of fiscal 2004 from $53.2 million in the first six months of the last fiscal year. This increase resulted from a 3% increase in the number of checks cashed and a 2% increase in the face amount of the average check cashed. Comparable store check cashing fees (941 stores), including tax fees, increased by $4.3 million, or 8.3%.

      Loan fees and interest for the first six months of fiscal 2004 decreased by $3.0 million, or 7%, to $38.8 million from $41.8 million in the first six months of the last fiscal year, as a result of the cessation of loan-related business in Alabama, Georgia and North Carolina and the transition from Goleta loans to offering state-regulated short-term loans. Loan fees and interest for the first six months of fiscal 2003 reflected primarily our participation interests in Goleta loans, which were no longer offered at any of our stores after December 31, 2002. In addition, in the third quarter of fiscal 2003, the payday loans offered at our stores in Florida was revised in accordance with state law to have terms materially different than both the loan services offered at our other stores and the Goleta loans. If the loan fees and interest from our stores in Alabama, Florida, Georgia and North Carolina were excluded, loan fees and interest in the first six months of fiscal 2004 would have increased by $3.2 million, or 9.4%, over the comparable loan fees and interest in the first six months of fiscal 2003.

      Bill payment services revenue for the first six months of fiscal 2004 increased by $1.8 million, or 28%, to $8.0 million from $6.2 million in the first six months of the last fiscal year, as a result of the addition of vendors for which payments are accepted and the growth in sales of third-party prepaid debit cards. The decrease in money order fees of $0.3 million, or 9%, to $3.2 million in the first six months of fiscal 2004 from $3.5 million in the first six months of the last fiscal year was due to decreased consumer demand for money orders. Franchise fees in the first six months of fiscal 2004 increased by $0.3 million, or 29%, to $1.4 million from $1.1 million for the first six months of the last fiscal year, as a result of the increased number of franchised stores during the six months of fiscal 2004. The decrease in other fees of $0.6 million, or 28%, to $1.6 million in the first six months of fiscal 2004 from $2.2 million in the first six months of the last fiscal year was due to a change in the mix of miscellaneous services offered in the stores and the phase-out of several services, including food stamps and lottery tickets.

Store Expense Analysis

	Six Months Ended December 31,

	2003	2002	2003	2002

	(In thousands)		(percentage of
			revenue)
Salaries and benefits	$29,140	$28,980	25.4%	25.5%
Occupancy	14,588	14,421	12.7	12.7
Armored and security	3,594	3,711	3.1	3.3
Returns and cash shortages	4,633	4,513	4.0	4.0
Loan loss provision	13,262	13,978	11.6	12.3
Depreciation	3,474	3,495	3.0	3.1
Other	9,496	8,685	8.3	7.7

Total store expenses	$78,187	$77,783	68.1%	68.6%

Average per store expense	$80.6	$77.9
Average per store gross margin	$36.4	$35.1

      Total store expense for the first six months of fiscal 2004 increased by $0.4 million, or 1%, to $78.2 million from $77.8 million in the first six months of the last fiscal year. Total store expense as a percentage of revenue, however, decreased to 68.1% for the first six months of fiscal 2004 from 68.6% in the first six months of the last fiscal year, due to increased revenue. Salaries and benefits expenses increased $0.2 million, or 1%, in the first six months of fiscal 2004 from the first six months of the last fiscal year, primarily as a result of merit salary increases. Occupancy costs of $14.6 million for the first six months of fiscal 2004 increased $0.2 million, or 1%, from $14.4 million for first six months of the last fiscal year as a result of scheduled rent and maintenance increases. Armored and security expense of $3.6 million in the first six months of fiscal 2004, declined from $3.7 million in the first six months of the last fiscal year. Returns and cash shortages increased by $0.1 million, or 3%, in the first six months of fiscal 2004 from the first six months of the last fiscal year. Loan loss provision of $13.3 million for the first six months of fiscal 2004 decreased $0.7 million, or 5%, from $14.0 million for the first six months of last fiscal year, due to the lower number of loans maturing during the period and due to improved collections experience. Other expenses increased $0.8 million, or 9%, to $9.5 million in the first six months of fiscal 2004 from $8.7 million for the first six months of last fiscal year, due to increased store advertising and the costs of implementing a new wide area computer network.

Other Expenses Analysis

	Six Months Ended December 31,

	2003	2002	2003	2002

	(In thousands)		(Percentage of
			revenue)
Region expenses	$9,314	$8,369	8.1%	7.4%
Headquarters expenses	9,136	7,708	8.0	6.8
Franchise expenses	584	559	0.5	0.5
Other depreciation and amortization	2,039	3,256	1.8	2.9
Interest expense, net	4,468	7,710	3.9	6.8
Other (income) expenses, net	(48)	777	0.0	0.7

Total other expenses	$25,493	$28,379	22.3%	25.1%

      Region Expenses. Region expenses for the first six months of fiscal 2004 increased $0.9 million, or 11%, to $9.3 million from $8.4 million in the first six months of the last fiscal year, primarily as a result of an increase in salaries and benefits expenses related to additional staffing in collections, customer support and facilities and increases in advertising and professional services. Region expenses as a percentage of revenues increased to 8.1% for the six months of fiscal 2004 from 7.4% in the first six months of our last fiscal year.

      Headquarters Expenses. Headquarters expenses for the first six months of fiscal 2004 increased $1.4 million, or 19%, to $9.1 million from $7.7 million in the first six months of the last fiscal year, primarily due to a combination of increased salaries and benefits expense related to the addition of professional positions, including Chief Marketing Officer, General Counsel, Vice President of Compliance and Assistant Vice President of Internal Audit, additional incentive bonus accruals related to improved operational performance and expense related to restricted stock granted under our 1997 Stock Incentive Plan. Headquarters expenses as a percentage of revenues increased to 8.0% for the first six months of fiscal 2004 from 6.8% for the first six months of the last fiscal year.

      Franchise Expenses. Franchise expenses for the first six months of fiscal 2004 remained unchanged at $0.6 million from the first six months of the last fiscal year.

      Other Depreciation and Amortization. Other depreciation and amortization for the first six months of fiscal 2004 decreased by $1.2 million, or 37%, to $2.0 million from $3.2 million for the first six months of last fiscal year due to the lower level of debt financing costs under our bank credit agreement.

      Interest Expense, net. Interest expense, net, for the first six months of fiscal 2004 decreased $3.2 million, or 42%, to $4.5 million from $7.7 million in the first six months of last fiscal year because of lower interest rates charged by our bank lenders and lower average revolving advance and term loan balances.

      Other (Income) Expenses, Net. Other (income) expenses, net, of ($48,000) in the first six months of fiscal 2004 decreased by $0.8 million from the first six months of fiscal 2003. Other (income) expenses, net for the first six months ended December 31, 2003 and 2002 included the following:

	For the Six
	Months Ended
	December 31,

	2003	2002

	(In thousands)
Lease buyout(1)	$(450)	$—
Settlements(2)	296	750
Gain on sale of stores	(187)	—
Store closing expense	186	70
Other	107	(43)

Total other (income) expenses, net	$(48)	$777

(1)	We were paid to terminate a store lease in Arizona to allow another retailer to occupy the location.

(2)	Settlements for the six months of fiscal 2004 include $106,000 for additional administrative costs related to the settlement of substantially all claims in our Goleta loan-related lawsuits and $190,000 for a state regulatory settlement. Settlements for the six months of fiscal 2003 include payments of $500,000 and $250,000 to resolve state and federal regulatory matters, respectively.

      Income Taxes. A total of $4.5 million was provided for income taxes in the first six months of fiscal 2004, an increase of $1.6 million, or 55%, from $2.9 million in the first six months of last fiscal year. The provision for income taxes was calculated based on a statutory federal income tax rate of 34%, plus a provision for state income taxes. The effective income tax rate for the first six months of fiscal 2004 of 40% remained unchanged from the first six months of the prior fiscal year.

      Gain on Sale of Discontinued Operations, Net of Tax. During the first six months of fiscal 2003, we sold 19 underperforming stores in Florida for a pre-tax gain of $0.8 million and an after-tax gain of $0.5 million.

Balance Sheet Variations

      Cash and cash equivalents, money orders payable and revolving advances vary because of seasonal and day-to-day requirements resulting primarily from maintaining cash for cashing checks and making small consumer loans, receipts of cash from the sale of money orders and remittances on money orders sold, receipts of cash for wire transfers, and remittances for wire transfers and receipts of cash for electronic bill payments and remittances for bill payments. For the six months ended December 31, 2003, cash and cash equivalents increased $8.0 million, compared to a decrease of $7.1 million for the six months ended December 31, 2002.

      Accounts receivable, net, of $9.9 million as of December 31, 2003 increased $0.5 million from June 30, 2003 due to a combination of increases in fees receivable for marketing and servicing Republic Bank loans, offset partially by collection of insurance claims regarding the Goleta loan-related lawsuits.

      Loans receivable, net, of $16.7 million as of December 31, 2003 increased $3.7 million from June 30, 2003 due to an increase in the volume of short-term loans made by us.

      Prepaid expenses, inventories and other current assets of $10.4 million as of December 31, 2003 decreased $0.3 million from June 30, 2003.

      Property and equipment, net, of $30.0 million as of December 31, 2003 decreased $2.3 million from June 30, 2003. That decrease consisted of $2.0 million of fixed asset additions ($0.3 million of which consisted of capitalized software development), offset by $4.1 million of depreciation expense and $0.3 million of fixed asset retirements. Goodwill, net, of $75.9 million as of December 31, 2003 increased $0.3 million from June 30, 2003 as a result of the acquisition of eight stores during the six months ended December 31, 2003. During the six months ended December 31, 2003, we opened 10 newly constructed stores, acquired eight stores, sold four company-owned stores and closed eight company-owned stores.

      Revolving advances of $92.3 million as of December 31, 2003 increased $8.4 million from June 30, 2003 due to fluctuations in day-to-day cash requirements. However, as a result of continued improvements in cash forecasting and operational procedures regarding store cash deliveries and more efficient management of working capital, we reduced the average amount borrowed on our revolving advances to $79.5 million for the six months ended December 31, 2003 from $93.1 million for the six months ended December 31, 2002.

      Accounts payable, accrued liabilities and other current liabilities totaling $34.4 million as of December 31, 2003 decreased $6.4 million from June 30, 2003, primarily because of reductions in liabilities to various service providers. The major components of the $6.4 million decrease were decreases in accounts payable trade ($3.1 million), payable to Republic Bank ($2.9 million) and money transfer payable ($2.0 million), partially offset by an increase in income taxes payable ($1.3 million).

      Term advances decreased by a total of $1.4 million at December 31, 2003 as compared to June 30, 2003, as a result of our repayment of those advances.

Loan Portfolio

      We have established a loan loss allowance for our loans receivable, consisting of our payday loans and, only until June 30, 2003, our participation interests in outstanding Goleta loans, at a level that our management believes to be adequate to absorb known or probable losses from payday loans made by us and from our participation interests in outstanding Goleta loans. In the first six months of fiscal 2003, we gradually ceased to offer Goleta loans and began to offer state-regulated payday loans, at our owned stores. As of December 31, 2002, Goleta loans were no longer offered at any of our stores, though we continued to collect outstanding Goleta loans until June 30, 2003. Because our payday loans are substantially similar to the Goleta loans formerly offered, our method for determining our loan loss allowance for both types of loans is the same.

      Our current policy for determining the loan loss allowance is based on historical experience generally, as well as the results of management’s review and analysis of the payment and collection of the loans within the last fiscal quarter. We have determined, based on recent operating history, that we receive payment of approximately 94.5% (for loans maturing in the first, second and fourth fiscal quarters) or 95.5% (for loans maturing during tax refund season in the third fiscal quarter) of the loan volume, or principal amount of the loans. Therefore, the loan loss allowance is approximately 5.5% of the principal amount of the loans maturing in the first, second and fourth fiscal quarters and approximately 4.5% of the principal amount of the loans maturing in the third fiscal quarter. Our policy is to charge off all of our payday loans, or participation interests in Goleta loans, which are 180 days or more past due or delinquent. Charge-offs are applied as a reduction to the loan loss allowance and any recoveries of previously charged-off loans or participation interests in Goleta loans are applied as an increase to the loan loss allowance.

      At the end of each fiscal quarter, we analyze the loan loss provision and the allowance that has been computed based on the activity described above to determine if the allowance is adequate based on our understanding of what is occurring in the stores with customers, past loan loss experience, current economic conditions, volume and growth of the loan portfolio, timing of maturity, as well as collections experience. For this purpose, we treat each renewal of a loan in which no additional principal is advanced as a continuation of the initial loan and we include only our participation interests in the Goleta loans instead of the entire amount of the Goleta loans. If necessary, we make adjustments to the provision and the allowance.

      An analysis of the loan loss allowance with reference to our gross loans receivable (which does not include any Republic Bank loans) is as follows:

	Six Months Ended
	December 31,

	2003	2002

	(In thousands)
Gross loans receivable	$27,828	$34,758
Less allowance for losses on loans receivable	11,107	15,650

Loans receivable, net of allowance	16,721	19,108

Allowance for losses on loans receivable:
Beginning of period	$8,734	$12,213
Provision for loan losses	9,092	13,718
Charge-offs	(6,849)	(10,647)
Recoveries	130	366

End of period	$11,107	$15,650
Net loan charge-offs as a percent of volume	3.9%	3.6%
Allowance as a percent of gross loans receivable	39.9%	45.0%

      The higher loan loss allowance as a percentage of gross loans receivable as of December 31, 2002 was a result of the increased number of loans maturing during that time period due to our cessation of offering the Goleta loans and discontinuing loan services in Alabama, Georgia and North Carolina.

      The schedule below indicates the progression of receipts or collections of each “quarterly portfolio” of loans, consisting of both our payday loans and participation interests in Goleta loans. In this case, a “quarterly portfolio” is our interests in all of the loans that matured in a particular fiscal quarter. We can track the payment rates at different points of time for each quarterly portfolio.

      We have established the following targets regarding each quarterly portfolio:

•	Receive or collect 91% (or 93% in our third fiscal quarter) of the total volume, or principal amount of loans, by the end of the current quarter (i.e., by December 31 for the payday loans maturing between October 1 and December 31).

•	Receive or collect a cumulative 92.9% (or 94.5% in our third fiscal quarter) by 90 days out (i.e., by March 31 for the same quarterly portfolio).

•	Receive or collect a cumulative 94.5% (or 95.5% in our third fiscal quarter) by 180 days out (i.e., by June 30 for the same quarterly portfolio). We charge-off our payday loans when they become delinquent for 180 days.

      The assumed higher rate of payment in our third fiscal quarter is a result of improved collections during the annual tax season because of borrowers’ receipt of tax refunds.

	Collection Percentage for Quarterly Loan Portfolios

		Actual

Days Following Quarter	Target	Fiscal 2004	Fiscal 2003	Fiscal 2002

	First Quarter

30	91.00%	92.8%	92.4%	91.6%
90	92.90	94.9	94.7	93.3
180	94.55	—	95.1	94.5
	Second Quarter

30	91.00%	93.9%	93.1%	92.9%
90	92.90	—	95.9	95.0
180	94.55	—	96.1	95.8
	Third Quarter

30	93.00%	—	93.5%	94.4%
90	94.50	—	95.9	96.1
180	95.45	—	96.1	96.5
	Fourth Quarter

30	91.00%	—	93.4%	92.4%
90	92.90	—	95.4	95.1
180	94.55	—	95.6	95.4

Off-Balance Sheet Arrangement with Republic Bank

      We are party to a marketing and servicing agreement with Republic Bank. Under this agreement, we provide various services to Republic Bank in connection with our marketing and servicing of Republic Bank’s payday loans in exchange for which we are paid fees by Republic Bank. We also earn additional fees if Republic Bank’s quarterly loan loss rate for these payday loans is below specified levels. As of December 31, 2003, Republic Bank was offering its Republic Bank loans in 356 of our company-owned stores in Arkansas, Pennsylvania and Texas. Approximately $9.3 million, or 3.9% of our total revenues in fiscal 2003, and approximately $12.8 million, or 11.1% of our total revenues in the six months ended December 31, 2003, were derived from fees paid to us by Republic Bank.

      Although we market and service these Republic Bank loans, Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process, including with respect to determining the loan approval procedures or criteria, nor do we acquire or own any participation interest in these loans. Consequently, Republic Bank loans are not included in our loan portfolio or in our loans receivable and not reflected on our balance sheet. Under our agreement, however, we are obligated to reimburse Republic Bank by paying it an amount equal to the net amount charged off by Republic Bank, less Republic Bank’s established reserves. Therefore, we could be obligated to pay Republic Bank for loan losses in an amount up to the total outstanding amount of Republic Bank loans recorded on Republic Bank’s financial statements, which was $9.8 million as of December 31, 2003.

      Because of our economic exposure for losses related to the Republic Bank loans, we have established a payable to reflect our anticipated losses related to uncollected Republic Bank loans that are 180 days or more past due. Though we have not had any long-term experience with Republic Bank loans, we believe that the loss experience with Republic Bank loans will be similar to the loss experience with those other loans. Accordingly, the payable for amounts due to Republic Bank for losses regarding Republic Bank loans has been established at a level similar to the loan loss allowance for our other loan services. We cannot assure you, however, that our estimates will be accurate, and if the Republic Bank loan losses are materially greater than our recorded amount payable to Republic Bank, our financial condition could be materially adversely affected.

      For the six months ended December 31, 2003, we provided approximately $4.3 million for losses on Republic Bank loans and charged-off $2.5 million related to these loans. The balance of the liability for Republic Loan losses reported in accrued liabilities as of December 31, 2003 was $2.5 million.

Liquidity and Capital Resources

Cash Flows from Operating Activities

      During the six months ended December 31, 2003 and 2002, net cash provided by operating activities was $1.2 million and $8.1 million, respectively. The decrease in cash flows from operating activities resulted from the timing of remittances to product or service providers, such as MoneyGram Payment Systems, Inc., Travelers Express Company Inc. and Republic Bank.

Cash Flows from Investing Activities

      During the six months ended December 31, 2003 and 2002, we used $2.4 million and $1.9 million, respectively, for purchases of property and equipment related principally to new store openings and remodeling existing stores and corporate offices. Capital expenditures for acquisitions were $0.3 million and $0.1 million for the six months ended December 31, 2003 and 2002, respectively.

Cash Flows from Financing Activities

      Net cash provided by financing activities for the six months ended December 31, 2003 was $9.1 million. We increased our net borrowings under our revolving advance facility from the bank lenders by $8.4 million from June 30, 2003. However, we reduced the average amount borrowed on our revolving advances to $79.5 million for the six months ended December 31, 2003 from $93.1 million for the six months ended December 31, 2002. We repaid $1.4 million of the term notes to American Capital Strategies, Ltd. since June 30, 2003. Acquisition-related notes payable to sellers decreased by $0.1 million during the six months ended December 31, 2003. The money orders payable increased $0.3 million from June 30, 2003. The net cash used by financing activities for the six months ended December 31, 2002 was $14.6 million.

Certain Contractual Cash Commitments

      The table below summarizes our cash obligations for certain leases, term debt and acquisition notes payable outstanding as of December 31, 2003:

		Payments Due by June 30,

					2007 and
	Total	2004	2005	2006	thereafter

	(In thousands)
Operating leases	$44,648	$10,128	$15,461	$9,699	$9,360
Term notes(1)	36,889	2,750	3,833	3,938	26,368
Acquisition notes payable	794	690	34	35	35

Total	$82,331	$13,568	$19,328	$13,672	$35,763

(1)	We intend to redeem the term notes with the net proceeds from this offering. In connection with the repayment of this debt, we will also pay an estimated cash prepayment fee of approximately $739,000 and an estimated cash payment of approximately $220,000 related to the termination of the interest rate swap agreement associated with the notes. We also expect to incur non-cash charges in the fourth quarter of fiscal 2004 of approximately $4.2 million related to the write-off of deferred financing fees associated with the notes.

      As part of our growth strategy, we intend to open new stores in existing and new markets. During the first two quarters of fiscal 2004, we opened 10 new company-owned stores and we anticipate opening an additional 30 stores by the end of fiscal 2004, resulting in a net gain of approximately 20 to

25 company-owned stores in fiscal 2004 after store dispositions and closings. We expect to open approximately 60 new company-owned stores, resulting in a net gain of approximately 40 to 45 company-owned stores in fiscal 2005. Over the next five years, we are targeting an aggregate net gain of approximately 300 company-owned stores.

      The capital cost of opening a new store varies depending on the size and type of store but is typically in the range of $65,000 to $75,000. This capital cost includes leasehold improvements, signage, computer equipment and security systems. MoneyGram pays us a cash incentive for each new location opened, which is accounted for as deferred revenue that is recognized over the remaining life of the MoneyGram contract. In addition, the typical store requires working capital of $80,000 to $100,000 to fund operating cash and the store’s loan portfolio.

      We anticipate spending between $7.5 million and $9.5 million on capital expenditures in fiscal 2004, including expenditures for the 40 new stores that we expect to open during that period. For the six months ended December 31, 2003, we spent $2 million on capital expenditures. The 40 new stores, after closings and dispositions, will require approximately $2 million of working capital to fund operating cash and additions to our loan portfolio.

Credit Facilities

      During the six months ended December 31, 2003, we were party to:

•	a credit agreement with a syndicate of banks led by Wells Fargo Bank Texas, National Association, as administrative agent for itself and other lenders, that provided for revolving credit facilities of up to $175 million; and

•	a note purchase agreement with American Capital Financial Services, Inc., as agent for its affiliate American Capital Strategies, Ltd., in the amount of $40 million of our senior subordinated secured promissory notes.

      Our existing credit facilities became effective on March 31, 2003 and were amended on June 30, 2003 and October 31, 2003. The credit agreement provided for the following two revolving line-of-credit facilities that expire on March 31, 2006:

•	$120 million primary revolving credit facility that is available throughout the three-year term; and

•	$55 million seasonal revolving credit facility that is available to us during each year-end holiday and tax season (i.e., December 1 through March 15) during the three-year term.

      The revolving line-of-credit facilities include, subject to certain conditions, a letter-of-credit facility from Wells Fargo Bank of up to $5 million.

      On October 31, 2003, we entered into an amendment to the credit agreement that increased our seasonal credit facility by $10 million and substituted two new lenders for one exiting lender in the syndicate. The credit facilities now consist of a $120 million working capital facility and a $55 million facility available only during each tax season. None of the other material terms of the existing credit agreement were revised or affected by the amendment.

      Borrowings under the credit agreement bear interest at a variable annual rate equal to, at our discretion, either:

•	The sum of (a) the greatest of (i) the prime rate publicly announced by Wells Fargo Bank, (ii) one percent, plus the rate of interest on the secondary market for three-month certificates of deposit reported by the Board of Governors of the Federal Reserve System, multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the maximum reserve percentages required by the Board of Governors to which Wells Fargo Bank is subject for new negotiable nonpersonal time deposits in dollars of over $100,000 with maturities of approximately three months plus the annual assessment rate that is payable by a member of the Bank Insurance Fund classified as “well capitalized,” and (iii) the federal funds rate plus

0.5%; plus (b) a margin that varies from 1.5% to 2.75% per annum based on our debt-to-EBITDA ratio. For this ratio, EBITDA is our earnings before interest, taxes, depreciation and amortization. This interest rate adjusts on a daily basis.

•	The sum of (a) the London Interbank Offered Rate, or LIBOR, for one-, two-, three- or six-month maturities (at our discretion), multiplied by a fraction, the numerator of which is one and the denominator of which is one minus the maximum reserve percentages required by the Board of Governors to which Wells Fargo Bank is subject for Eurocurrency funding, plus (b) a margin that varies from 3.0% to 4.25% per annum based on our debt-to-EBITDA ratio. This interest rate adjusts, at our discretion, at one-, two-, three-, or six- month intervals, in accordance with the corresponding LIBOR.

•	The sum of (a) LIBOR for one-month maturities, plus (b) a margin that varies from 3.0% to 4.25% per annum based on our debt-to-EBITDA ratio. This interest rate adjusts on a daily basis.

      We have selected the third alternative described above as the annual interest rate for our current borrowings under the credit agreement and as of December 31, 2003, that interest rate was 4.125% (calculated using LIBOR plus 3.0%). Upon an event of default under the credit agreement, the applicable annual interest rate is increased by three hundred basis points.

      The note purchase agreement was a private placement of $40 million of our debt securities. Under the note purchase agreement, we issued four separate $10 million senior subordinated secured notes to American Capital Strategies, Ltd.: a Series A Note, a Series B Note, a Series C Note and a Series D Note. The notes vary by interest rates, maturity and payment schedule.

      The annual interest rate on the outstanding principal amount of the Notes are:

•	Series A Note: LIBOR plus 8%.

•	Series B Note: LIBOR plus 10%.

•	Series C Note: LIBOR plus 13%.

•	Series D Note: LIBOR plus 13.25%.

      Interest on all of the notes is payable monthly. Upon an event of default under the note purchase agreement, the holder of the notes may at its option declare this entire unpaid balance and interest accrued thereon due and payable. Upon a continuing event of default, the annual interest rate applicable to each outstanding note is increased by two hundred basis points. The unpaid principal amounts of the notes are payable, with accrued and unpaid interest, as follows:

•	Series A Note: eleven quarterly installments of $833,333, payable at the end of each calendar quarter, beginning June 30, 2003; and all remaining amounts at maturity on March 31, 2006.

•	Series B Note: twelve quarterly installments of $125,000, payable at the end of each calendar quarter, beginning June 30, 2003; seven quarterly installments of $1,062,500, payable at the end of each calendar quarter, beginning June 30, 2006; and all remaining amounts at maturity on March 31, 2008.

•	Series C Note: at maturity on March 31, 2009.

•	Series D Note: at maturity on March 31, 2010.

      We are subject to various restrictive covenants in the credit agreement and in the note purchase agreement that are substantially similar. The covenants include restrictions on the incurrence of indebtedness from other sources, advances to or investments in other persons or entities, amounts payable to settle litigation, the payment of dividends to shareholders and on the repurchase of shares and the requirement that various financial ratios be maintained. Certain of the covenants in the credit agreement and in the note purchase agreement require us to limit our capital expenditures during each fiscal year to specified amounts and to limit any acquisition of assets or capital stock of an entity in the retail financial services business.

      As of December 31, 2003, we had borrowed $92.3 million under our revolving line-of-credit facility and $36.9 million was outstanding under the notes. The average amount borrowed on our revolving line-of-credit facility was $79.5 million and $93.1 million for the six months ended December 31, 2003 and 2002, respectively. The prime rate effective on December 31, 2003 was 4.0% and LIBOR effective on that date was 1.125%.

      We intend to use the net proceeds from the sale of the shares by us to repay all of the $36.9 million principal amount outstanding of our existing senior subordinated secured promissory notes issued to American Capital Strategies, Ltd. on March 31, 2003. After this offering, we intend to redeem the notes and pay an estimated cash prepayment fee of approximately $739,000 and an estimated cash payment of approximately $220,000 related to the termination of the interest rate swap agreement associated with the notes. We expect to incur non-cash charges in the fourth quarter of fiscal 2004 of approximately $4.2 million related to the write-off of deferred financing fees associated with the notes. After repayment of the notes and payments related to the termination of the interest-rate swap agreement, we intend to use the remaining estimated net proceeds to repay $8.8 million of our revolving credit facilities.

Swap Agreements

      To reduce our risk of greater interest expense because of interest-rate fluctuations, we have entered into two interest-rate swap agreements, which effectively converted a portion of our floating-rate interest obligations to fixed-rate interest obligations. On April 23, 2003, we entered into an interest-rate swap agreement with JP Morgan Chase Bank, regarding a notional amount of $60 million, associated with the revolving advance, to be effective until March 31, 2006. On June 2, 2003, we entered into an interest-rate swap agreement with National City Bank regarding a notional amount of $20 million, associated with the term loan notes, to be effective until March 31, 2006.

Self-Service Machine Funding Arrangements

      We placed 219 of our self-service check cashing machines in certain retail offices of H&R Block Tax Services, Inc. during the 2004 tax season. In accordance with an existing multi-year license agreement between us and H&R Block, the self-service machines will be available to cash only tax refund anticipation loan checks of H&R Block customers.

      For the 2004 tax season, we are obtaining a maximum of $330 million of cash or currency for the self-service machines placed in the H&R Block retail offices through two arrangements. One of the arrangements, originally entered into on January 7, 2003 and amended on December 22, 2003, is with Ace Funding LLC, our wholly owned subsidiary, as borrower, DZ Bank AG Deutsche Zentral-Genossenschaftsbank Frankfurt am Main, a German bank, as arranger and liquidity agent, and Autobahn Funding Company LLC, as lender. The other arrangement, which was entered into on December 30, 2003, is with Texas Capital Bank, National Association, a national bank that is a subsidiary of Texas Capital Bancshares, Inc.

      In accordance with the first amendment to the existing agreement among us, Ace Funding, DZ Bank and Autobahn Funding, up to $190 million revolving line-of-credit facility is being made available to Ace Funding to provide the cash or currency to certain of the self-service machines in H&R Block retail offices during the 2004 tax season. For financial reporting purposes, Ace Funding is our consolidated subsidiary and all borrowings by Ace Funding under this arrangement, all amounts paid by Ace Funding under this arrangement and all check cashing fees received by us from the self-service machines subject to this arrangement will be reflected in our consolidated financial statements.

      Under the cash services agreement with Texas Capital Bank for the 2004 tax season, we will have available up to $140 million in cash or currency for certain of the self-service machines in H&R Block retail offices. For the use of Texas Capital Bank’s cash, as well as corresponding transportation and custodial services provided by the bank, we agreed to pay fees to the bank that vary depending on the volume of checks cashed in the self-service machines and our use of corresponding services. The cash in the self-service machines, as well as the cashed checks deposited in the self-service machines in exchange for that cash, are not our assets but assets of Texas Capital Bank. Under the cash services agreement, our access to the cash or currency is subject to any need of the bank for that property for its own business or purposes. We agreed to maintain, during the term of this agreement (i.e., the 2004 tax season), a deposit account at Texas Capital Bank of at least $1 million, pledged as assurance of our performance of our obligations under the cash services agreement. We will be entitled to all of the check cashing fees earned from the self-service machines subject to this arrangement upon the expiration of this agreement, subject to and after the payment to the bank of all amounts to which it is entitled. This agreement expires on March 31, 2004, but may be terminated by either party upon the earlier of the other party’s uncured material breach or upon other specified events.

Effects of Financing Arrangements

      We believe that our long-term credit facilities under the existing credit agreement, our funding arrangements for the self-service machines in H&R Block offices during the tax season and our anticipated cash flows from operations will provide adequate working capital for our operations. Although the credit agreement places restrictions on capital expenditures and acquisitions, we believe that these restrictions do not prohibit us from pursuing our growth strategy as currently planned.

Stock Repurchase Program

      In fiscal 2000, our board of directors authorized the repurchase from time to time of up to approximately $5 million of our common stock in the open market or in negotiated transactions. During fiscal 2000 and 2001, we repurchased 211,400 shares at an average price of $12.81 per share. During fiscal 2003, no shares were repurchased. Our current credit agreement and note purchase agreement restrict our right to repurchase shares. This stock repurchase program will remain in effect, however, until discontinued by our board of directors.

Litigation Expenses

      We have been required in the past to defend ourselves and, in some matters, our directors, officers and others in various lawsuits and state regulatory proceedings regarding our current and past loan-related activities. We incurred significant legal expenses in conducting that defense. In accordance with our bylaws, we paid the expenses of defense for our directors, officers and other employees named as additional defendants in these lawsuits. We also paid, in accordance with our agreement with Goleta National Bank, all of the expenses of Goleta as a party in these proceedings. We expensed an additional $0.1 million during the six months ended December 31, 2003 for administrative expenses related to the settlement of the Purdie lawsuit.

Critical Estimates, Uncertainties or Assessments in the Financial Statements

      The preparation of our financial statements in conformity with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In applying the accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. As might be expected, the actual results or outcomes are generally different than the estimated or assumed amounts. These differences are usually minor and are included in our consolidated financial statements as soon as they are known. Estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

      Actual results related to the estimates and assumptions made in preparing our consolidated financial statements will emerge over periods of time, such as estimates and assumptions underlying the determination of allowance for loan losses and self-insurance liabilities. These estimates and assumptions are monitored and periodically adjusted as circumstances warrant. For instance, our liability for self-insurance related to workers’ compensation, general liability and medical liability may be adjusted based on higher or lower actual loss experience. Although there is greater risk with respect to the accuracy of these estimates and assumptions because of the period over which actual results may emerge, such risk is mitigated by the ability to make changes to these estimates and assumptions over the same period.

      We periodically review the carrying value of goodwill and other intangible assets when events and circumstances warrant such a review. One of the methods used for this review is performed using estimates of future cash flows. If the carrying value of goodwill or other intangible assets is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the goodwill or intangible assets exceeds its fair value. We believe that the estimates of future cash flows and fair value are reasonable. Changes in estimates of such cash flows and fair value, however, could affect the evaluation.

      Based on an assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, we believe that our consolidated financial statements provide a meaningful and fair perspective of us. We do not suggest that other risk factors, such as those discussed elsewhere or incorporated by reference in this prospectus as well as changes in growth objectives, could not adversely impact our consolidated financial position, results of operations and cash flows in future periods.

Seasonality

      Our business is seasonal to the extent of the impact of cashing tax refund checks and tax refund anticipation loan checks. The impact of these services is in the third and fourth quarters of our fiscal year. Our loan-related business declines in the third fiscal quarter as a result of the customers’ receipt of tax refund checks and tax refund anticipation loans.

Impact of Inflation

      We believe our results of operations are not dependent upon the levels of inflation.

BUSINESS

Overview

      We are a leading retailer of financial services, including check cashing, short-term consumer loan and bill payment services. As of December 31, 2003, we had a total network of 1,184 stores in 36 states and the District of Columbia, consisting of 974 company-owned stores and 210 franchised stores. This makes us the largest owner, operator and franchisor of check cashing stores in the United States and one of the largest providers of short-term consumer loans, also known as payday loans. We focus on serving unbanked and underbanked consumers, many of whom seek alternatives to traditional banking relationships in order to gain convenient and immediate access to check cashing services and payday loans. We seek to develop and maintain the largest network of stores in each of the markets where we operate. Our growth strategy is to open new stores, franchise stores in new and existing markets, opportunistically acquire stores, increase our customer base and introduce new services into our store network.

      Our stores offer check cashing, loans and other retail financial services at competitive rates in clean settings during hours convenient for our customers. Our stores are located in highly visible, accessible locations, usually in strip shopping centers, free-standing buildings and kiosks located inside retail stores.

Industry Overview

      Check Cashing. We operate primarily in the check cashing industry. We believe there are approximately 11,000 check cashing stores nationally, with five other check cashing companies operating or franchising over 100 stores and five companies operating or franchising between 50 and 100 locations.

      Check cashing companies focus on and offer services to a customer segment that banks generally do not service and operate at locations and during hours that are typically more convenient than those traditionally offered by banks. In addition, unlike many banks, check cashing stores are willing, for a fee, to assume the risk that checks they cash will “bounce.” For instance, some banks will refuse to cash a check for a person who does not maintain an account with the bank. For account holders, some banks will require an account holder to maintain sufficient funds to cover a check to be cashed or to wait several days for the check to clear. As a result, we believe check cashing stores provide an attractive alternative to customers with relatively small account balances or without bank accounts. Although these customers might save money by depositing their checks in a bank and waiting for them to clear, many prefer paying a fee to take advantage of the convenience and availability of immediate cash offered by check cashing stores.

      The fees charged for this service are intended to provide the check casher with a profit after covering operating expenses, including any interest expense incurred by the check casher on the funds advanced to customers, and for the risk assumed by the check cashing store. A check cashing store assumes the risk that the check will not be collected because of insufficient funds, stop payment orders or fraud. In order to minimize this risk and the losses associated with uncollected checks, many check cashing stores cash only payroll or government entitlement checks, or charge higher fees and have stricter approval procedures for cashing personal checks.

      Short-Term Consumer Loans. Payday loans provide a customer cash in exchange for the customer’s check, along with an agreement to defer the deposit of that check until the customer’s next payday, typically two to four weeks later. If the customer returns to the store and repays the loan within that time period, the check is returned to the customer.

      Payday loans provide a simple, quick and confidential way for consumers to meet short-term cash needs between paydays while avoiding the high cost of penalties associated with writing checks with insufficient funds and other penalties and fees associated with making a late payment. Until the development of the short-term consumer loan industry in the early 1990s, customers often resorted to writing bad checks as a short-term solution to meet immediate cash needs.

      We believe there are currently 22,000 payday loan stores operating in the United States. While the majority of these stores offer only the payday loan service, some of these stores also offer other services such as check cashing or pawn loans.

      Other financial services. In addition to check cashing and payday loan services, some stores offer customers a range of other services, including bill payments, money orders and money transfers. Some stores also offer public transportation passes, photocopying, fax transmission services and postage stamps.

Competitive Strengths

      We offer a menu of retail financial services delivered through our growing network of 1,184 stores conveniently located in close proximity to where our customers live and work. We believe that our store employees provide a professional experience that our customers value, which allows us to better understand their present and future financial service needs. We intend to capitalize on the following competitive strengths in order to grow our company:

      Focus on Customer Service. Treating our customers with respect is an integral part of our organizational culture. Unlike many of our competitors, all of our stores display an easy-to-read menu of our services, with costs and fees clearly stated, in order to help our customers make an informed purchasing decision. Additionally, many of our stores located in markets with large Hispanic populations display our services in both English and Spanish. Our customers also receive a receipt with each transaction that details the fees paid. Our store employees are trained to greet customers as they enter the store, assist them in an efficient and helpful manner and thank them for their business. Many of our employees have long-standing relationships with customers who use our services multiple times a year. We believe that providing prompt, friendly and knowledgeable service helps us achieve higher levels of customer satisfaction and generate higher visit frequency. We measure and track our customer service quality at the store and employee levels through customer calls made to our toll-free service line and our annual customer service survey.

      Efficient Operating Model. We believe that our operating model and business practices will position us to grow our revenues and increase profitability. In fiscal 2002, we introduced our Operational Goals program, a standardized set of best practices, to help ensure a clear and consistent benchmark would be used to evaluate the performance of and compensate our store employees. Our regional vice presidents, district managers and store employees are now focused on their achievement of these goals. We measure their performance on a daily, weekly, monthly and quarterly basis. Each year since fiscal 2002, we have adjusted our Operational Goals and our measurement targets to encourage continued improvement across our store base and maximize profitability.

      Operational Goals for fiscal 2004 are to:

•	maintain a customer service driven organization;

•	reduce cash shortages in our stores;

•	reduce forgeries;

•	increase our in-store loan payoffs;

•	reduce the number of times our stores open late or close early;

•	properly staff our stores for peak schedules;

•	ensure that our stores have designated managers;

•	take pride in our store appearance;

•	increase the number of daily loan transactions; and

•	reduce overtime hours.

      Since implementing our Operational Goals, we have significantly increased comparable store revenue and store gross margin.

      Proprietary Information Systems. To better service our customers and manage our stores in the most profitable manner, we have developed proprietary information systems, including a point-of-sale system and a management information system, designed for the efficient delivery of our financial services with the proper balance of corporate management. Our in-house information systems team has built a reliable and scalable technology infrastructure that will allow us to grow our business without significant additional capital expenditures. Our investment in information systems has allowed us to improve functionality, including:

•	moving customers in and out of the store more quickly due to faster connectivity to our centralized risk management system;

•	evaluating customer transaction patterns to improve our check cashing approval process;

•	utilizing automated decision-making technology to reduce check cashing risk;

•	monitoring daily revenue by service on a regional, store and employee basis;

•	detecting and preventing fraud and other losses, including cash differences, forgery and employee theft;

•	planning and managing optimal store cash levels and store personnel scheduling; and

•	facilitating compliance with regulatory requirements.

      By maintaining interactive and flexible information systems, we provide more services in a standardized and efficient manner, which we believe allows us to operate our stores with fewer personnel than many of our competitors.

      Proven Acquisition Strategy. From 1991 to present, we grew from 181 to 974 company-owned stores, in large part as a result of a disciplined acquisition strategy. Over this period, we acquired over 400 stores through 98 separate transactions. Acquired stores are quickly integrated into our existing store base following the deployment of our proprietary point-of-sale system. By implementing our Operational Goals and information systems, we are typically able to increase revenue and store gross margin in our acquired stores and to enhance the acquired stores’ service offerings. The average cost of converting an acquired store to our format is minimal and consists primarily of expenditures related to new signage, implementation of our point-of-sale system and minor store remodeling. We believe there are opportunities to continue to improve the results in some of our recently acquired stores.

      Experienced Management Team. Our executive management team is a blend of company veterans and recent key additions that have experience in the check cashing industry as well as other retail-based businesses. These employees have demonstrated an ability to grow retail businesses profitably through new store openings, acquisitions and franchising. Jay Shipowitz, our President and Chief Operating Officer who will become our Chief Executive Officer on July 1, 2004, has been with us since 1997 and has managed all areas of operations and finance during his tenure. Barry Barron, our Executive Vice President of Operations, has been with us since 2001 and has extensive experience operating company-owned and franchised restaurant locations. In addition, since June 2003, we added three senior managers in finance and operations, with more than 50 combined years of experience in their respective areas of expertise. The additions included William McCalmont as our Executive Vice President and Chief Financial Officer, Walter Evans as our Senior Vice President and General Counsel and Gerard Schroepfer as our Chief Marketing Officer. We believe that our executive management team’s experience has allowed us to deliver a consistent service offering to our customers, which in turn has generated higher levels of customer loyalty and positioned us to capitalize on future growth opportunities.

Growth Strategy

      A key objective of our growth strategy is to have the most locations in each market and to offer the broadest selection of financial services in our industry. We believe that by offering the convenience of high density store locations, exceptional customer service and a broad suite of retail financial services, we will achieve a high level of customer satisfaction. The key elements of our growth strategy are as follows:

      Open Company-Owned Stores. We opened 14 company-owned stores in fiscal 2003, compared to 39 stores in fiscal 2002 and 49 stores in fiscal 2001. Our company-owned store growth in fiscal 2003 was less than our historical new store growth primarily due to limitations on capital expenditures imposed by our bank credit agreement through March 31, 2003. Our new and longer-term financing arrangements, which we entered into as of March 31, 2003, enable us to pursue our company-owned store growth strategy more aggressively. During the first two quarters of fiscal 2004, we opened 10 new company-owned stores. We anticipate opening an additional 30 stores by the end of fiscal 2004, resulting in a net gain of approximately 20 to 25 company-owned stores in fiscal 2004 after store dispositions and closings. We expect to open approximately 60 new company-owned stores and net approximately 40 to 45 company-owned stores in fiscal 2005. Over the next five years, we are targeting an aggregate net gain of approximately 300 company-owned stores.

      Accelerate Franchise Store Development. We franchised 26 stores in fiscal 2003, compared to 22 stores in fiscal 2002 and 30 stores in fiscal 2001. Our goal is to be the industry leader in offering quality franchising opportunities and exceptional support systems and services to existing and potential franchisees. We believe that by offering attractive investment opportunities and exceptional franchisee support systems and services, we will attract potential franchisees to partner with us rather than other franchisors. As of December 31, 2003, we had 210 franchised locations and we believe our targeted markets could potentially support an additional 1,800 ACE franchise stores across the United States. Currently, we have franchise agreements for the development of over 100 new franchise store locations and we are targeting an aggregate net gain of approximately 200 franchise stores over the next five years.

      Pursue Opportunistic Acquisitions. Since 1991, we have acquired over 400 stores. We believe that our extensive experience with acquisitions allows us to successfully integrate acquired stores into our network. We believe that growth through acquisitions is attractive because:

•	acquiring stores provides access to an existing customer base and source of revenue and cash flow;

•	introducing our proprietary information systems and Operational Goals generates operating efficiencies;

•	offering our additional services in the acquired stores drives revenue growth; and

•	acquiring stores allows us to enter new markets with scale or increase our share in existing markets.

      In evaluating potential acquisition candidates, we consider a number of factors, including:

•	strategic fit and desirability of location in both new and existing markets;

•	existing customer base, revenue history and rent;

•	ability to improve productivity and profitability; and

•	anticipated returns on investment.

      Introduce New Services. In addition to our current broad service offering, we continuously evaluate new services for possible introduction into our stores. For example, in fiscal 2002, we introduced prepaid debit cards into our stores through a relationship with NetSpend Corporation, a prepaid payments company. NetSpend’s All-Access®Mastercard® Debit Card allows our customers to “load” cash onto a Mastercard debit card and use it wherever Mastercard debit cards are accepted. We receive a fee when customers purchase the card, load cash on the card, use it for a purchase, or use it at an automated teller machine for a cash withdrawal. In the second quarter of fiscal 2004, we and our franchisees sold more than approximately 34,000 cards and loaded a total face value of more than $59 million. We believe that our distribution network, with 1,184 stores in 36 states and the District of Columbia, makes us an ideal partner for financial service companies seeking to gain immediate access to our customer base. Our distribution network allows us to offer our customers new services through third parties, without incurring the costs associated with a proprietary research and development process.

      Continue Comparable Store Revenue Growth. We believe we have an opportunity to continue comparable store revenue growth. For the six months ended December 31, 2003, comparable store revenues in our core check cashing business increased 8.3% over the same period last year. To increase comparable store revenues, we employ a variety of advertising and marketing programs, with a focus on in-store programs that allow us to combine the selling efforts of store personnel with various selling messages displayed on point-of-purchase material. We also employ seasonal marketing campaigns around specific annual events, such as a loan program around the holidays and a tax season promotion at the beginning of the calendar year. In addition to adding new services, we seek to attract additional customers. For example, we recognize the importance of the growing Hispanic demographic and have designed specific advertising and point-of-purchase materials to meet their needs.

      Improve Operating Efficiency. As our business grows, we seek to further improve our operating efficiency. We have outlined a list of Operational Goals to maximize the profitability potential of our stores. Our employees are evaluated and compensated, in part, based on their achievement of these goals, which we adjust each year to account for the continued improvement in our business. We believe that by focusing on these specific goals and tying them to employee compensation, we can further enhance the operating efficiency of our stores as well as overall operating margins. As a result of continued improvement in our operating model, we increased our store gross margin by over 50 basis points during the six months ended December 31, 2003 as compared to the same period in fiscal 2002.

Our Customers

      We primarily serve the nation’s approximately 60 million un-banked and under-banked individuals with services to help them manage their day-to-day financial needs. Our customers generally do not participate in the traditional banking and financial services system and require alternative solutions to gain convenient and immediate access to cash, payday loans, bill payments, money transfers and prepaid debit cards.

      Our customer profile is diverse. Based on a recent survey of our customers, we believe the demographic composition of our customer base to be as follows:

•	approximately 50% Caucasian; 25% Hispanic; 20% African American; 5% Other;

•	a majority ranging in age from 25 to 45;

•	an average household annual income of approximately $30,000 with approximately 40% above $40,000;

•	approximately half are male and half are female, with our check cashing customers skewed towards younger males and our payday loan customers skewed towards older females;

•	generally rent their housing and move more frequently than the national average; and

•	pay bills with money orders or walk-in payments.

      We believe that the Hispanic population, while an estimated 25% of our customer base today, offers significant growth potential for us. According to the U.S. Census Bureau, Hispanics are the largest minority group in the United States, numbering approximately 39 million and representing the fastest growing demographic segment in the United States, with 58% population growth between 1990 and 2000.

Our Services

      We offer convenient, fee-based services to meet the needs of our customers, including check cashing, short-term consumer loans, bill payment, money transfer and money order services and other retail financial services. The following table reflects the major categories of services that we currently offer and the revenues (in thousands) from these services for the indicated periods:

	Six Months Ended
	December 31,		Fiscal Year Ended June 30,

Revenue Category	2003	2002	2003	2002	2001

	(Unaudited)
Check cashing	$56,463	$53,171	$125,703	$118,907	$105,479
Short-term consumer loans	38,844	41,799	70,806	74,197	54,771
Bill payments	7,965	6,245	13,507	10,156	10,376
Money transfers	5,505	5,403	10,898	10,998	10,270
Money orders	3,171	3,504	6,960	7,554	7,245
Franchising	1,371	1,061	2,346	2,199	2,257
Other fees	1,568	2,173	4,069	5,255	6,377

Total revenue	$114,887	$113,356	$234,289	$229,266	$196,775

      Check cashing. Our primary business is cashing checks for a fee. We primarily cash payroll checks, but we also cash government assistance, tax refund and insurance checks or drafts. Subject to market conditions at different locations, our check cashing fees for payroll checks are approximately 2.4% of the face amount of the check. We may charge higher rates for cashing out-of-state checks, handwritten checks, money orders and insurance checks or drafts, depending on risk and market factors. Unlike many of our competitors, we display our check cashing fees in full view of our customers on a menu board in each store and provide a detailed receipt for each transaction. Although we have established guidelines for approving check cashing transactions, we have no preset limit on the size of the checks we will cash.

      For the fiscal year ended June 30, 2003, we cashed approximately 13.1 million checks with an aggregate face amount of approximately $5.0 billion. The face amount of the average check was $383 and our average fee per check was $9.65, or 2.5%, of the average check. For the six months ended December 31, 2003, we cashed approximately 6.6 million checks with an aggregate face amount of approximately $2.3 billion. The face amount of the average check was $355, as compared to $347 for the six months ended December 31, 2002, and our average fee per check was $8.56, or 2.4% of the average check.

      If a check cashed by us is not paid for any reason, we account for the amount of the check as a loss in the period in which it is returned. We then transfer the check to our collection department, which contacts the maker and payee of each returned check to initiate the collection process. Our collection department utilizes an automated tracking system on our proprietary information systems to monitor the status of all returned items. For the fiscal year ended June 30, 2003, our net write-off as a percentage of the face amount of checks cashed was 0.14%. For the six months ended December 31, 2003, our net write-off as a percentage of the face amount of checks cashed was 0.16%.

      Short-term consumer loans. We are engaged in the short-term consumer loan business because we believe that many consumers have limited access to other sources of consumer credit. In general, the payday loans offered at our stores involve providing a customer with cash in exchange for the customer’s check or an authorization to debit the customer’s bank account, along with an agreement to defer the deposit of that check or the initiation of that debit on the customer’s account, as the case may be, until the customer’s next payday, typically two to four weeks later. If the customer returns to the store and repays the loan, we return the check to the customer. If the customer fails to repay the loan, we deposit the check or debit the customer’s checking account. If the check is returned or the debit is rejected for insufficient funds or any other reason, we contact the customer and initiate collection efforts. Customers must have a checking account in order to apply for a payday loan.

      The amount of the customer’s check or debit authorization is the amount of the cash provided to the customer plus our fee. Our payday loans are authorized by statute or rule in the states in which we offer them and are subject to extensive regulation. The scope of that regulation, including the terms on which payday loans may be made, by the states is not consistent. All states in which we offer payday loans establish maximum allowable fees and other charges to consumers for these payday loans. In addition, many of the states regulate the maximum amount, maturity and renewal or extension of these payday loans. To comply with the laws and regulations of the states in which payday loans are offered at our stores, the terms of our payday loans must vary from state to state. As required, we are licensed to offer payday loans under the laws and regulations of the states.

      Since January 1, 2003, all of the payday loans offered at our company-owned stores have consisted of either payday loans made by us, or payday loans made by Republic Bank & Trust Company, a Kentucky state-chartered bank. As of December 31, 2003, we were offering our own payday loans in 511 of our owned stores and Republic Bank was offering payday loans in 356 of our company-owned stores in Texas, Pennsylvania and Arkansas. We do not offer payday loans in 107 of our company-owned stores, in Alabama, Georgia, Maryland and North Carolina, due to an unfavorable regulatory environment in those states. For the fiscal year ended June 30, 2003, we made approximately 1.6 million payday loans and Republic Bank made approximately 211,000 payday loans through our stores. The average advance provided to a customer in our payday loan transactions was $268 and the average finance charge to us was $42.71. The average advance provided to a customer by Republic Bank loan made through our stores was $302 and the average finance charge was $53.35. As of December 31, 2003, the gross receivable for payday loans made by us was approximately $27.8 million. In addition, we are obligated to pay Republic Bank for loan losses in an amount up to the total outstanding amount of Republic Bank loans recorded on Republic Bank’s financial statements, which was $9.8 million as of December 31, 2003.

      For the payday loans we offer, the customer’s application data are electronically transmitted to our centralized computer system, which scores the loan with a proprietary loan-scoring system. An approval or denial is communicated back to the store, where the required loan documentation or adverse action form is printed for the customer. Loans made by Republic Bank are scored in a similar process, but Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process or the determination of the Republic Bank loan approval procedures or criteria. For our fiscal year ended 2003, our provision for loan losses as a percentage of matured loan volume for ACE loans was 4.5%, and for Republic Bank loans was 5.2%.

      Bill payments. Our stores serve as payment locations for customers to pay many of their utility, telephone and other bills to third parties and also serve as a distribution point for bank-issued prepaid debit cards. Upon acceptance of the customer’s payment in cash, we remit the amount owed to the third party under an agreement with that payee and either receive a service fee from the payee or collect a fee from the consumer. We offer these services primarily through agreements directly with various product and service providers, such as Verizon, Sprint, TXU and Baltimore Gas & Electric. In fiscal 2003, we processed approximately 6.8 million bill payment transactions.

      We recently began offering NetSpend’s All-Access MasterCard debit card. This card allows customers to “load” cash onto a MasterCard debit card and use it wherever MasterCard debit cards are accepted. We receive a fee when customers purchase the card, load cash on the card, use it for a purchase or use it at an automated teller machine for a cash withdrawal. In the second quarter of fiscal 2004, we and our franchisees sold more than 34,000 cards and loaded more than $59 million onto these cards.

      Money transfers. We are an agent for the transmission and receipt of wire transfers through the MoneyGram network, the second largest wire transfer provider after Western Union. Through this network, our customers can transfer funds electronically to any of approximately 60,000 MoneyGram agent locations worldwide, including our stores. MoneyGram establishes the fees for this service and pays us a commission.

      Money orders. We sell money orders issued by Travelers Express in any amount up to $1,000. These money orders are generally used by our customers for bill payments, rent payments and other general disbursements. We sold 10.3 million money orders during fiscal 2003. The fees charged for money orders depend on local market conditions and the size of the money order. We remit the face amount of each money order sold to Travelers Express. Our money order revenues include the fee paid by our customers and the recognition of deferred revenue related to contract incentive payments.

      Franchising. We sell several types of ACE franchises, including a standard store franchise, a store-within-a-store, or kiosk, franchise, a small market franchise for market areas with a population under 15,000 and a conversion franchise that permits an existing check cashing business to convert to an ACE franchisee. Our franchise revenues consist of an initial franchise fee of up to $30,000 and monthly royalties of up to 6% of revenue. There were 210 company-franchised stores in operation as of December 31, 2003, compared to 200 as of June 30, 2003, and we currently have franchise agreements with franchisees to develop over 100 new franchise stores.

      We franchise our stores in order to complement our company-owned growth and network expansion plans in a cost effective manner. By expanding into new geographic markets, we increase our brand awareness and create further purchasing power with our vendors and a pipeline for future acquisition opportunities. Typically, we have a right of first refusal to purchase the franchised store. Since fiscal 1996, we have acquired over 100 franchised stores from franchisees.

      Other services. In many company-owned stores, we offer a variety of other retail financial services to our customers, such as public transportation passes, photocopying, fax transmission services, postage stamps and various prepaid services, including long-distance telephone cards.

      We have developed self-service machines, which are able to cash checks, sell prepaid long-distance telephone cards, sell money orders and process third-party bill payments. As of March 8, 2004, we had 11 machines in company-owned locations and we placed 219 self-service machines in H&R Block retail locations for use during the 2004 tax season. The machines in H&R Block locations only cash refund anticipation loan checks issued to customers of H&R Block. As of March 8, 2004, we had 35 bill payment self-service machines located at a third-party service provider’s locations and we have orders and intend to deploy bill payment self-service machines at another 36 locations during the remainder of calendar 2004.

New Store Economics

      The capital cost of opening a new store varies depending on the size and type of store but is typically in the range of $65,000 to $75,000. This capital cost includes leasehold improvements, signage, computer equipment and security systems. MoneyGram pays us an incentive for each new location opened, which is accounted for as deferred revenue that is recognized over the remaining life of the MoneyGram contract. During fiscal 2003, we opened 14 company-owned stores at an average capital cost of approximately $65,000 per store, before the MoneyGram incentive. In addition, the typical store requires working capital of $80,000 to $100,000 to fund operating cash and the store’s loan portfolio. It typically takes approximately one year for a store to break even on a store margin basis. First-year losses typically average $15,000 to $25,000 per store.

      The following tables show the average annual store revenues and the average store gross margin for company-owned stores (excluding acquired stores) which were opened in the year indicated and were open as of June 30, 2003:

		Average Store Revenues
	Number of	Year Ended June 30,
	Stores Open at
Year Opened:	June 30, 2003	2003	2002	2001	2000	1999

		(In thousands)
1994 and earlier	225	$268.1	$278.6	$245.7	$202.9	$190.1
1995	33	278.5	239.2	209.6	167.3	158.6
1996	25	269.2	264.4	246.1	194.4	173.8
1997	34	245.3	239.6	206.1	159.6	143.5
1998	46	240.7	226.5	189.7	132.1	99.5
1999	66	199.4	195.5	160.6	92.3	30.3
2000	62	187.3	176.5	124.2	26.4	—
2001	43	181.9	138.7	33.5	—	—
2002	39	123.6	32.7	—	—	—
2003	13	33.8	—	—	—	—

	586
Acquired stores	382

	968

		Average Store Gross Margin
	Number of	Year Ended June 30,
	Stores Open at
Year Opened:	June 30, 2003	2003	2002	2001	2000	1999

		(In thousands)
1994 and earlier	225	$108.1	$118.5	$82.8	$89.9	$82.0
1995	33	118.3	86.6	56.9	54.2	47.1
1996	25	106.2	107.9	91.1	82.0	61.7
1997	34	88.1	87.8	55.2	41.9	33.4
1998	46	82.3	79.7	43.4	27.0	0.7
1999	66	55.5	54.1	15.8	(11.7)	(15.5)
2000	62	44.9	42.2	(8.7)	(12.8)	—
2001	43	35.6	5.5	(21.6)	—	—
2002	39	(5.3)	(24.9)	—	—	—
2003	13	(17.6)	—	—	—	—

	586
Acquired stores	382

	968

      Our store construction and facilities planning staff reviews and negotiates leases for store locations, supervises the construction of new stores and the remodeling of existing stores and performs lease management services once the leases are executed. Since many of our stores are built within existing retail space, the work area of each store is a modular-designed unit that can be customized to meet the varying size and other requirements of each location while giving it a consistent appearance.

      We close stores in the normal course of business for various reasons, including inadequate operating performance, lease expirations and shopping center closings.

Company-Owned Store Locations and Operations

      The following map illustrates the number and location of company-owned stores in operation as of December 31, 2003:

      The following table illustrates the development of company-owned stores since June 30, 1998:

	Company-Owned Stores

		As of June 30,
	December 31,
Market Area	2003	2003	2002	2001	2000	1999	1998

Texas	335	328	329	326	309	264	244
California	84	85	88	90	30	16	9
Arizona	70	75	72	75	73	69	59
Florida	67	68	91	91	90	73	60
Colorado	56	53	56	53	52	51	45
Georgia	46	46	50	50	54	52	50
Maryland	39	39	39	40	48	41	39
Virginia	29	29	29	29	27	24	23
Louisiana	28	27	27	25	25	25	25
Indiana	26	26	25	25	25	23	14
Ohio	25	25	24	18	11	10	10
Oklahoma	21	21	23	23	12	14	13
North Carolina	18	16	16	16	17	14	8
Tennessee	18	18	18	19	26	22	18
Pennsylvania	16	16	16	9	3	—	—
Washington, D.C.	16	16	16	16	18	16	15
Nevada	14	14	14	14	14	11	4
Washington	13	13	13	13	14	12	10
Missouri	11	11	11	11	11	10	6
New Mexico	11	11	10	10	8	8	7

	Company-Owned Stores

		As of June 30,
	December 31,
Market Area	2003	2003	2002	2001	2000	1999	1998

South Carolina	10	10	13	13	17	15	9
Arkansas	8	8	8	8	8	7	7
Oregon	8	8	8	7	9	8	5
Kansas	4	4	4	4	4	3	2
Alabama	1	1	3	3	3	4	1
Utah	—	—	—	—	5	3	—
Kentucky	—	—	—	—	2	3	—

Total	974	968	1,003	988	915	798	683

      We locate our company-owned stores in highly visible, accessible locations and operate during convenient hours for our customers. We locate stores on high traffic streets or intersections. Our stores occupy approximately 1,200 square feet on average and are located in strip shopping centers and free-standing buildings. We also operate smaller kiosks located inside retail stores. We are focused on increasing the customer’s awareness of ACE by using consistent signage and store design at each location. All but two of our company-owned stores are leased.

      Normal business hours of our company-owned stores are from 9:00 a.m. until 7:00 p.m., Monday through Thursday, 9:00 a.m. until 8:00 p.m. on Friday and 9:00 a.m. until 6:00 p.m. on Saturday. Approximately 170 stores are also open on Sunday, generally from 10:00 a.m. until 5:00 p.m. The business hours of any store may be changed due to local market conditions. We are open on all holidays except for Thanksgiving, Christmas and New Year’s Day.

Franchised Store Locations

      The following map illustrates the states in which our franchisees operate stores and the number of stores in operation as of December 31, 2003:

      We are the largest franchisor of check cashing stores in the United States. Our franchises are marketed through a dedicated sales force, supplemented by advertising in newspapers, trade journals and other media. The following table illustrates the development of franchised stores since June 30, 1998:

	Number of Stores as of

		June 30,
	December 31,
	2003	2003	2002	2001	2000	1999	1998

Texas	49	55	56	55	48	42	23
Ohio	19	18	16	14	9	8	2
Florida	15	16	14	13	12	10	7
South Carolina	13	13	8	8	7	5	2
Louisiana	12	12	12	12	13	14	10
Oklahoma	11	11	11	9	11	1	—
California	11	10	11	12	15	12	12
Arizona	9	5	3	2	2	—	—
North Carolina	8	6	7	7	5	6	4
Tennessee	7	7	7	7	2	1	2
Colorado	7	6	4	3	3	1	1
Kansas	6	5	4	1	—	—	—
Missouri	6	4	3	3	3	1	1
Georgia	5	6	6	7	6	5	7
Oregon	5	4	4	4	3	3	3
Kentucky	3	3	2	2	2	1	1
Idaho	3	2	2	1	1	—	—

	Number of Stores as of

		June 30,
	December 31,
	2003	2003	2002	2001	2000	1999	1998

Alabama	2	—	—	1	1	1	1
Delaware	2	2	1	1	1	—	—
Indiana	2	2	2	2	2	2	2
Minnesota	2	2	2	2	2	—	—
Mississippi	2	2	1	1	—	—	—
Hawaii	2	1	—	—	—	—	—
Arkansas	1	1	1	1	2	2	2
Maine	1	1	1	1	1	1	1
Michigan	1	1	1	1	—	—	—
New Jersey	1	1	1	1	1	—	—
Pennsylvania	1	—	—	—	—	—	—
South Dakota	1	1	1	1	—	—	—
Virginia	1	1	1	—	—	—	—
Wisconsin	1	1	1	—	—	—	—
Wyoming	1	1	1	1	1	1	1
Connecticut	—	—	—	2	2	—	—
Massachusetts	—	—	—	—	—	1	1
Utah	—	—	—	—	—	—	1
Washington	—	—	—	—	2	2	5

Total	210	200	184	175	157	120	89

      We are planning to accelerate our expansion through the sale of new franchises and the opening of additional stores under existing franchise agreements.

Advertising and Marketing

      Our marketing efforts are designed to grow revenues by creating customer loyalty and introducing new customers to the ACE brand. We achieve this by developing services and promotions that create high perceived value, supported by excellent customer service.

      We have been effective in marketing our services through in-store programs with high-impact, consumer relevant point-of-purchase materials. We implement additional promotions to maximize key seasonal revenue opportunities, including holidays and tax season.

      In fiscal 1996, we introduced a loyalty and retention program called ACE Plus, which rewards customers with free phone cards or free check cashing based on a customer’s check cashing transactions. Since inception, approximately 6.6 million customers have joined the ACE Plus program. Approximately 2 million customers have used their ACE Plus card in the last 12 months. By the end of calendar 2004, we plan on introducing a significantly enhanced loyalty program encompassing all customer transactions.

      We are currently testing the effectiveness of a new advertising campaign which includes mass media (primarily radio) in English and Spanish, and bilingual in-store communications.

Information Systems

      Our information systems include a proprietary point-of-sale system in our stores and a management information system that together form the foundation of our operating model.

      The point-of-sale system is fully operational in all stores and is licensed to our franchisees. It is designed to facilitate customer service and risk management in a logical and straight-forward manner for our store employees. The point-of-sale system:

•	records and monitors the details of every transaction, including the service type, amount, fees, employee, time, actions taken and duration;

•	integrates a proprietary and extensive customer/payor risk management database with an automated decision methodology to guide our employees through the transaction and to better manage risk in check cashing transactions;

•	provides services in a standardized and efficient manner, which we believe allows us to operate our stores with fewer personnel than many of our competitors (many of our stores are operated by only one person);

•	reduces the risk of transaction errors by automatically recalling customer data and calculating fees; and

•	provides fully automated, immediate and statistically validated loan application decisions that help ensure standardization and compliance with state and federal lending regulations.

      On at least a daily basis, and in many cases on a real-time basis, all transaction data are transmitted to our centralized database at our headquarters and are integrated into our management information system. This system is designed to provide summary and detailed information to district managers, regional vice presidents and corporate managers at any time through internet connectivity. The system allows us to:

•	monitor daily revenue by service on a company, regional, per store and per employee basis;

•	monitor and manage daily store exception reports, which record, for example, any cash shortages and late store opening times;

•	identify cash differences between bank statements and our records, such as differences resulting from missing items and deposits;

•	determine, on a daily basis, the amount of cash needed at each store location, allowing centralized cash management personnel to maintain the optimum amount of cash inventory in each store;

•	electronically transmit information and documents to third-party providers of services offered at our stores;

•	develop a standardized labor scheduling methodology by store, by day;

•	facilitate compliance with regulatory requirements; and

•	post revenue to our general ledger system.

      Our information systems department has a staff of 56 employees. Our development staff primarily focuses on designing and testing new point-of-sale enhancements as well as ongoing development of the management information systems infrastructure. Our store and customer help desk staff provides assistance to our store managers related to transaction procedures, as well as directly answering customer questions.

      We recently implemented a wide area network for our stores that has reduced customer waiting times, increased reliability and allowed the implementation of new service enhancements. Each of our stores has from two to four networked PCs that run the Windows NT® operating system on standard Intel-based PCs. We run our proprietary point-of-sale software on each of the PCs in order to control and record all retail transactions at the store. Connected to each PC are several peripherals, including a money order dispenser, receipt printer, laser printer, check scanner, cash drawer and debit card PIN pad.

      Each store is connected to our host system using either a DSL or frame relay connection that allows the store to quickly access our centralized corporate databases and risk management resources. All transaction posting, processing and storage is performed on the host system, an IBM iSeriesTM (previously known as an AS/400) mid-range computer with approximately one terabyte of disk storage.

      We maintain and test a comprehensive disaster recovery plan for all critical host systems. The disaster recovery plan is routinely updated to reflect new requirements and business systems and, as part of the plan, we have a contract with a third party at an off-site location to provide us immediate access to needed technologies, if necessary.

Security

      Employee safety is critical to us. Almost all company-owned store employees work behind bullet-resistant Plexiglas® and steel-reinforced partitions. Each company-owned store’s security measures include safes, alarm systems monitored by third parties, teller area entry control, perimeter opening entry detection and tracking of all employee movement in and out of secured areas. All stores are currently using a centralized security system through a third-party provider. The centralized security system includes: identical alarm systems in all stores, remote control activated alarms, arming/ disarming and changing user codes and mechanically and electronically controlled time-delay safes.

      Our business requires our stores to maintain a significant supply of cash. We are therefore subject to the risk of cash shortages resulting from employee and non-employee theft and employee errors. Although we have implemented various programs to reduce these risks and provide security for our facilities and employees, there can be no assurance that these problems will be eliminated. During fiscal 2003 and fiscal 2002, cash shortages from employee errors and from theft were approximately $1.3 million (0.6% of revenues) and $2.1 million (0.9% of revenues), respectively.

      Our point-of-sale system allows management to detect cash shortages on a daily basis. In addition to other procedures, district managers conduct audits of each company-owned store’s cash position and inventories on an unannounced, random basis. Daily transportation of currency and checks is provided by professional armored carriers. Our employees generally do not transport currency or checks.

Human Resources

      Our operations are organized into regions. Each region has a regional vice president who reports to one of two division vice presidents of operations and is responsible for the operations, administration, training and supervision of company-owned stores in his or her region. We currently have 11 regional vice presidents who are responsible for the operations of approximately 90 stores each. We currently have 74 district managers, each of whom reports to the regional vice president for his or her region and is directly responsible for the general management of up to 20 stores within his or her territory. These district managers are responsible for hiring, scheduling, store operations, local marketing and employee relations. Each store manager reports to a district manager and has direct responsibility over his or her store’s operations.

      Each region also has a human resources manager that coordinates recruiting, hiring and training (initial and on-going) within the region. In 2002, we committed to hiring only nationally certified human resources managers. Currently, seven of our 11 managers are certified and the remaining four are preparing for the certification tests in 2004 and 2005. All human resources managers attend an annual three-day conference at the corporate office and must complete 60 hours of continuing education every three years to maintain their national certification.

      Training. Service associates, store managers, district managers and regional vice presidents must complete formal training programs. Training programs include:

•	a two-day management training program with all regional vice presidents, district managers and human resource managers which covers employee hiring, progressive discipline, retention, sexual harassment, compensation, equal employment opportunity compliance and leadership;

•	an annual three-day district manager conference at our corporate headquarters, which covers topics such as customer service, loss reduction, safety and security, better delivery of services and compliance with legal and regulatory requirements;

•	quarterly regional vice president meetings that focus on operational goal achievement and human resource issues; and

•	store employee training which consists of classroom and on-the-job training with experienced store employees for a minimum of three weeks.

The regional human resources manager also coordinates on-going training for store employees to review customer service, compliance and service-focused issues.

      Hiring and Retention. District managers, human resource managers and team leaders, who are experienced store managers, are responsible for store employee recruitment. To facilitate this process, we use an internet-based automated recruitment system that pre-screens all applicants to ensure they meet our position requirements. We believe the automated recruitment system also allows us to identify employee characteristics and recruiting sources that can lead to long-term, successful employees.

      All employees undergo a thorough criminal background check, credit check, drug test and two-step interview process before employment. In 2001, we updated our compensation and career path program to provide employees with a competitive salary and better opportunities for advancement. We offer a complete and competitive benefits package to attract and retain employees.

Employees

      At December 31, 2003, we employed 2,317 persons, including 953 service associates at company-owned stores, 1,006 store managers, 74 district managers, 11 regional vice presidents, 169 regional support personnel (located in regional offices and the corporate headquarters), 97 corporate employees and seven franchise personnel. We use third-party firms to conduct background checks, credit checks and drug tests of all of our prospective employees.

      We consider our employee relations to be good. Our employees are not covered by a collective bargaining agreement and we have never experienced any organized work stoppage, strike, or labor dispute.

Properties

      Our average store size is approximately 1,200 square feet. Our stores are located in strip shopping centers and free-standing buildings, and our kiosks located inside retail stores. All but two of our stores are leased, generally under leases providing for an initial term of three years and optional renewal terms of three to six years. We own the land and building at one store in Indianapolis, Indiana and one store in Tampa, Florida. Our corporate headquarters in Irving, Texas, a suburb of Dallas, occupies approximately 56,000 square feet under a lease that expires in 2008.

Competition

      We believe that the principal competitive factors in the check cashing and payday loan industry are location, customer service, fees, convenience, range of services offered, speed and confidentiality. We face intense competition and believe that the check cashing and payday lending markets are becoming more competitive as these industries mature and consolidate. We compete with other check cashing stores, grocery stores, banks, savings and loan institutions, payday lenders, other financial services entities and any retail businesses that cash checks, sell money orders, provide money transfer services, or offer other similar financial services. Some retailers cash checks without charging a fee under limited circumstances. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources. Our stores have also recently been facing competition from automated check cashing machines deployed in supermarkets, convenience stores and other public venues by large financial services organizations, as well as retail financial services that our competitors offer over the internet. We cannot assure you that we will be able to compete successfully with our competitors.

Relationship with Republic Bank

      We are party to a marketing and servicing agreement with Republic Bank. Under this agreement, we provide various services to Republic Bank in connection with our marketing and servicing of Republic Bank’s payday loans in exchange for which we are paid fees by Republic Bank. As of December 31, 2003, Republic Bank was offering its Republic Bank loans in 356 of our company-owned stores in Arkansas, Pennsylvania and Texas. Approximately 3.9% of our total revenues in fiscal 2003 and approximately 11.1% of our total revenues in the six months ended December 31, 2003 were derived from fees paid to us by Republic Bank.

      Although we market and service these Republic Bank loans, Republic Bank is responsible for reviewing each loan application and determining whether such application is approved for a loan. We are not involved in the loan approval process or the determination of the loan approval procedures or criteria, nor do we acquire or own any participation interest in these loans. Consequently, Republic Bank loans are not included in our loan portfolio or in our loans receivable.

      Under our agreement with Republic Bank we are obligated to reimburse Republic Bank by paying it an amount equal to the net amount charged off by Republic Bank, less Republic Bank’s established reserves. We could be obligated to pay Republic Bank for loan losses in an amount up to the total outstanding amount of Republic Bank loans recorded on Republic Bank’s financial statements, which was $9.8 million as of December 31, 2003.

      Because of our economic exposure for losses related to the Republic Bank loans, we maintain a payable to Republic Bank at levels to cover the anticipated liability for Republic Bank loan losses. We determine our allowance for loan losses and our payable to Republic Bank based upon a review of historical and recent loan losses and the loan portfolio. For the six months ended December 31, 2003, we provided approximately $4.3 million for losses on Republic Bank loans and charged-off $2.5 million related to these loans. The balance of the liability for Republic Loan losses reported in accrued liabilities as of December 31, 2003 was $2.5 million.

Regulation

      General. We are subject to regulation in several jurisdictions in which we operate, including jurisdictions that regulate check cashing fees or require the registration of check cashing companies or money transmission agents. We are also subject to federal and state regulation relating to the recording and reporting of certain financial transactions and relating to the privacy of customer information. Further, our loan-related activities are subject to state regulation and, in certain respects, federal regulation.

      State Regulations. In some states, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements. We operate in 17 states or jurisdictions that have licensing and/or fee regulations regarding check cashing: Arizona, Arkansas, California, Florida, Georgia, Indiana, Louisiana, Maryland, Nevada, North Carolina, Ohio, Pennsylvania, South Carolina, Tennessee, Virginia, Washington and the District of Columbia. We are licensed in each of the states or jurisdictions in which a license is currently required for us to operate as a check cashing company. To the extent these states have adopted ceilings on check cashing fees, those ceilings are in excess of or equal to the fees we charge.

      In those states in which we operate as a short-term consumer or payday lender, we are licensed as such and are subject to the various state regulations governing the terms of payday loans. Typically, the state regulations limit the amount that a lender or service-provider may lend or provide and, in some cases, the number of loans or transactions that a lender or service-provider may make, to any customer at one time, restrict the amount of finance or service charges or fees that the lender or service provider may assess in connection with any loan or transaction and limit a customer’s ability to renew any loans or transactions. The lender or service provider must also comply with various consumer disclosure requirements, which are typically similar or equivalent to the federal Truth in Lending Act and corresponding federal regulations, in connection with the loans or transactions. Collection activities regarding past due loans or similar transactions may also be subject to consumer-debt-collection laws and regulations adopted by the various states.

      We are subject to franchising laws and regulations in the states in which we offer and sell franchises. Those laws and regulations vary by state, but generally include filing or registration requirements, record-keeping requirements and mandated disclosures to prospective franchisees.

      Federal Regulations. Under the Bank Secrecy Act regulations of the U.S. Department of the Treasury, we must report transactions involving currency in an amount greater than $10,000, and we must retain records for five years for purchases of monetary instruments for cash in amounts from $3,000 to $10,000. In general, every financial institution, including us, must report each deposit, withdrawal, exchange of currency or other payment or transfer, whether by, through or to the financial institution, that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as single transactions if the financial institution has knowledge that the transactions are by, or on behalf of, any person and result in either cash in or cash out totaling more than $10,000 during any one business day. Management believes that our point-of-sale system and employee-training programs permit us to comply with these requirements.

      The Bank Secrecy Act also requires us to register as a money services business with the Treasury Department. This registration is intended to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. We are registered as a money services business with the Treasury Department and must re-register with the Financial Crimes Enforcement Network of the Treasury Department, or FinCEN, by December 31, 2005, and at least every two years thereafter. We must also maintain a list of names and addresses of, and other information about, our stores and must make that list available to any requesting law enforcement agency (through FinCEN). That store list must be updated at least annually. We do not believe that compliance with these existing requirements has had or will have any material impact on our operations.

      In addition, federal regulations require us to report suspicious transactions involving at least $2,000 to FinCEN. The regulations generally describe three classes of reportable suspicious transactions—one or more related transactions that the money services business knows, suspects, or has reason to suspect (1) involve funds derived from illegal activity or are intended to hide or disguise such funds, (2) are designed to evade the requirements of the Bank Secrecy Act, or (3) appear to serve no business or lawful purpose. Because of our point-of-sale system and employee-training programs, we do not believe that compliance with the existing reporting requirement and the corresponding recordkeeping requirements, has had or will have any material impact on our operations.

      The Gramm-Leach-Bliley Act and its implementing federal regulations require us to generally protect the confidentiality of our customers’ nonpublic personal information and to disclose to our customers our privacy policy and practices, including those regarding sharing the customers’ nonpublic personal information with third parties. That disclosure must be made to customers at the time that the customer relationship is established and at least annually thereafter.

      The USA PATRIOT Act of 2001 and its implementing federal regulations require us, as a “financial institution,” to establish and maintain an anti-money-laundering program. Such a program must include (1) internal policies, procedures and controls designed to identify and report money laundering, (2) a designated compliance officer, (3) an ongoing employee-training program and (4) an independent audit function to test the program. Because of our compliance with other federal regulations having essentially a similar purpose, we do not believe that compliance with these requirements has had or will have any material impact on our operations.

      Short-term Consumer Loans. Payday loans are strictly regulated by federal guidance and state laws and regulations. The Office of the Comptroller of the Currency, which supervises national banks, took action in 2002 to effectively prohibit certain national banks from offering and making payday loans because of various risks it believes payday lending poses to those banks. Also, during the last few years, legislation has been introduced in the U.S. Congress and in certain state legislatures, and regulatory authorities have proposed or publicly addressed the possibility of proposing regulations, that would prohibit or severely restrict payday loans. For example, in December 2002, we ceased offering payday loans at our stores in Alabama, Georgia and North Carolina as a result of new laws restricting payday loans there. More recently, the Georgia state legislature passed a proposed law banning payday loans in that state. We intend to continue, with others in the payday loan industry, to inform and educate legislators and to oppose legislative or regulatory action that would prohibit or severely restrict payday loans. Nevertheless, if legislative or regulatory action with that effect were taken on the federal level or in states in which we have a significant number of stores, that action would have a material adverse effect on our loan-related activities and revenues. Moreover, similar action by states where we are not currently conducting business could result in us having fewer opportunities to pursue our growth strategy.

      Since January 1, 2003, all of the payday loans offered at our stores have consisted of either (1) payday loans we made, or (2) payday loans Republic Bank made. Our activities as a payday lender obligate us to comply with the consumer-disclosure requirements of the federal Truth in Lending Act and Regulation Z adopted under that act. Our activities as a collection agent for our past-due loans and past-due Republic Bank loans obligate us to comply with the federal Fair Debt Collection Practices Act and corresponding regulations and to register as a collection agency in certain states.

      Republic Bank is subject to supervision and regular examinations by the Kentucky Department of Financial Institutions and the FDIC. In July 2003, the FDIC issued guidelines governing permissible arrangements between a state-chartered bank and a marketer and servicer of its payday loans. Those guidelines apply to our marketing and servicing agreement with Republic Bank regarding the offering of Republic Bank loans at our stores in Arkansas, Pennsylvania and Texas and our servicing activities regarding those loans. The guidelines describe the FDIC’s expectations for a bank’s prudent risk-management practices regarding payday loan marketing and servicing relationships. They address bank capital requirements, allowances for loan losses and loan classifications as well as income recognition, collection-recovery practices and compliance with consumer protection laws when a bank engages in payday lending. We do not believe that the FDIC’s guidelines will have a material impact on our existing relationship with Republic Bank. Nevertheless, if the FDIC’s implementation of those guidelines or the promulgation of any additional guidelines were to ultimately restrict the ability of all or certain state-chartered banks, including Republic Bank, to maintain relationships with payday loan servicers like us, it could have a material adverse impact on our loan-related activities and revenues.

      As a result of our agreement with Republic Bank, our activities regarding the Republic Bank loans are also subject to examination by the FDIC and the other regulatory authorities to which Republic Bank is subject. To the extent an examination involves review of the Republic Bank loans and related processes, the regulatory authority may require us to provide requested information and to grant access to our pertinent locations, personnel and records.

Legal Proceedings

      Goleta Loan-Related Lawsuits and Pending Settlement. We are, and have been in the past, a defendant in a number of lawsuits regarding our former arrangements with Goleta National Bank under which Goleta offered payday loans through our stores to our customers at most of our stores prior to January 1, 2003. These lawsuits alleged that we, rather than Goleta, should have been properly regarded as the lender for the loan transactions because of our services in connections with the loans, our purchase of participation interests in such loans and that the loans, including the interest charged, should be governed by the laws of the respective states in which the borrowers reside. For example, Purdie v. Ace Cash Express, Inc. et al., a purported class action, was filed against us and certain of our executive officers, directors and former employees on behalf of all persons to whom Goleta had made payday loan transactions through our stores between January 1, 2000 and December 31, 2002, as well as other similar sub-classes. Plaintiffs filed their original complaint on September 6, 2001 in the United States District Court for the Northern District of Texas, alleging that the defendants’ loan-related activities violated the federal Racketeer Influenced and Corrupt Organizations Act, Electronic Funds Transfer Act, Fair Debt Collection Act and the laws and regulations of various states regarding usury, deceptive trade practices, including the Texas Deceptive Trade Practices Act and other consumer protection laws. Currently, there are four similar cases pending in which we are a named defendant brought on similar grounds:

•	Long v. Ace Cash Express, Inc., filed in the Circuit Court in Clay County, Florida on November 8, 2000;

•	Brown v. Ace Cash Express, Inc. et al., filed in the Circuit Court for Baltimore City, Maryland on August 20, 2001;

•	Hudson v. Ace Cash Express, Inc. et al., filed in the United States District Court for the Southern District of Indiana on September 11, 2001; and

•	Hale v. Ace Cash Express, Inc., filed in the United States District Court for the Western District of Virginia on December 18, 2002.

      On May 12, 2003, we entered into an agreement to settle and terminate the Purdie lawsuit, and the named plaintiffs in all of the other remaining Purdie-related cases, with the exception of the plaintiff in the Hale action (discussed below), participated in and consented to this settlement. On December 15, 2003, the District Court for Northern District of Texas entered a final judgment and order granting final approval of the settlement agreement. Because of the broad nature of the class described in the settlement agreement approved by the court, we believe that the settlement not only disposes of those claims brought against us in the Purdie lawsuit, but also disposes of those claims brought in the other Goleta-related lawsuits as well as any future claims brought on the same grounds.

      Pursuant to the settlement agreement, we agreed to the following terms:

•	To pay:

•	At least $2.5 million as refunds to former borrowers who have repaid all of their Goleta loans and who timely submit claims for refunds or, if the refunds and certain other amounts paid by us total less than $2.5 million, the amount of the shortfall to certain consumer-advocacy organizations. The refund payable by us to each eligible former borrower who files a refund claim will be equal to approximately five percent of the interest or finance charges paid by that borrower, but not less than $7.50 or more than $45.00.

•	Up to $2.1 million as attorneys’ fees to the plaintiffs’ counsel in the Purdie and related lawsuits.

•	Notice and other administrative costs in connection with the settlement.

•	To discontinue, by July 1, 2003, any further efforts to collect any amounts due under any remaining unpaid Goleta loans, which will be forgiven and canceled by Goleta. Because Goleta loans were not offered on or after January 1, 2003, this required date to cease collection activities corresponds to our policy to charge off our participation interests in Goleta loans that are 180 days past due.

•	To ensure that any of our short-term consumer loans or deferred-deposit transactions made under state law during the two years ending December 31, 2004 are made only in compliance with any applicable state payday-lending laws; except that we may rely on federal-preemption rules in connection with acting as marketing and servicing agent for the Republic Bank deferred-deposit loans made at or through our stores in Texas.

•	For the two years following the date on which we made the settlement payments (which must be within 60 days after final court approval of the settlement and the lapse of any appeal period), to:

•	make specified disclosures to borrowers of our payday loans regarding the expense of such loans and regarding certain collection-related expenses to which borrowers might become subject; and

•	abide by specified restrictions on activities to collect our payday loans through automated clearinghouse debits and on credit reporting regarding borrowers of our payday loans.

•	Within 45 days after preliminary court approval of the settlement and at least 60 days before the scheduled hearing regarding final court approval of the settlement, to:

•	publish in a newspaper of national circulation, mail to all former borrowers of Goleta loans, and post in each of our owned stores, notices (in specified forms) that announce the settlement, the potential benefits of the settlement to the former borrowers, and the procedure for borrowers’ refund claims; and

•	maintain a toll-free telephone number to facilitate communications with any former borrower who wishes to file a refund claim.

      Pursuant to the settlement agreement, we mailed payments to the former borrowers in March 2004. We recorded a $5.0 million charge for our settlement payment obligations in our financial statements as of and for the period ended March 31, 2003.

      The plaintiff in the Hale case did not consent or participate in the settlement reached in Purdie. In addition, 77 persons elected to opt out of the Purdie settlement. We believe that these legal proceedings will not result in a material impact on our financial condition and results of operations.

      Other Incidental Proceedings. We are involved from time to time in various legal proceedings incidental to the conduct of our business. We believe that these legal proceedings will not result in a material impact on our financial condition and results of operations.

MANAGEMENT

      Our executive officers, directors and other members of senior management are as follows:

Name	Age	Position

Executive Officers and Directors
Raymond C. Hemmig	54	Chairman of the Board
Donald H. Neustadt(1)	54	Chief Executive Officer, Director
Jay B. Shipowitz(1)	41	President and Chief Operating Officer, Director
Barry M. Barron	46	Executive Vice President of Operations
William S. McCalmont	48	Executive Vice President and Chief Financial Officer
Walter E. Evans	40	Senior Vice President and General Counsel and Secretary
Marshall B. Payne	47	Director
Michael S. Rawlings	49	Director
Edward W. Rose III	62	Director
Charles Daniel Yost	55	Director
Other Members of Senior Management
Michael J. Briskey	38	Senior Vice President, Finance and Treasurer
Joseph B. Edwards	47	Senior Vice President and Chief Information Officer
Gerard F. Schroepfer	50	Chief Marketing Officer

(1)	On December 2, 2003, we announced our chief executive officer succession plan, pursuant to which Mr. Shipowitz will remain President and become Chief Executive Officer on July 1, 2004. Mr. Neustadt will continue to serve on our board of directors.

      Raymond C. Hemmig has served as our Chairman of the Board since September 1988, when he first became a director. From September 1988 to October 1994, Mr. Hemmig also served as our Chief Executive Officer. Since December 1995, Mr. Hemmig has served as the Chairman of the Board and Chief Executive Officer of Retail & Restaurant Growth Capital L.P., a licensed Small Business Investment Corporation and a provider of financing to emerging retail and restaurant companies. Mr. Hemmig also serves as a director of Restoration Hardware, Inc., a publicly held retail company.

      Donald H. Neustadt has served as our Chief Executive Officer since November 1994 and as a director since January 1987. Mr. Neustadt served as our President from January 1987 to December 1999, and additionally as our Chief Operating Officer from January 1987 to November 1994. From 1972 to January 1987, Mr. Neustadt served in various capacities with Associates Corporation of North America and its affiliates.

      Jay B. Shipowitz has served as President and Chief Operating Officer and as a director since January 2000 and as our Senior Vice President and Chief Financial Officer from May 1997 to January 2000. From July 1996 to May 1997, Mr. Shipowitz was a senior vice president and the chief financial officer of USDATA Corporation, a publicly-held software company. From June 1993 to July 1996, Mr. Shipowitz was the vice president of finance and administration and chief financial officer of Westinghouse Security Systems, Inc., a residential security company. From 1987 to 1993, Mr. Shipowitz worked at Price Waterhouse in various positions, the last of which was senior manager. Mr. Shipowitz is a director of Financial Service Centers of America, Inc.

      Barry M. Barron has served as our Executive Vice President of Operations since July 2003. Mr. Barron served as our Senior Vice President-Operations from February 2001 to July 2003. From February 1998 until February 2001, Mr. Barron was Senior Vice President of the International Division

at Papa John’s International, Inc., an owner and franchisor of pizza restaurants. From April 1994 to February 1998, Mr. Barron served as Vice President of Papa John’s.

      William S. McCalmont became our Executive Vice President and Chief Financial Officer and Treasurer in August 2003. From January 2002 through August 2003, Mr. McCalmont served as a founding member and principal of the Turtle Creek Group, a consulting firm. From September 2000 to August 2001, Mr. McCalmont was the Chief Financial Officer of HQ Global Workplaces, Inc., a supplier of furnished, fully supported office space, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in March 2002. From August 1999 until June 2000, Mr. McCalmont served as the Interim President and Chief Executive Officer, and from August 1997 to August 1999, as the Senior Vice President and Chief Financial Officer, of La Quinta Inns, Inc., an owner and operator of hotels. From 1996 to 1997, Mr. McCalmont was Senior Vice President, Chief Financial Officer and Treasurer of FelCor Suite Hotels, Inc., an owner of hotels. Mr. McCalmont serves as a director of LaSalle Hotel Properties, a hotel real estate investment trust.

      Walter E. Evans became our Senior Vice President and General Counsel and Secretary in August 2003. From August 2001 through March 2003, Mr. Evans served as the Executive Vice President, General Counsel and Secretary of Hollywood Casino Corporation, an owner and operator of casinos. Mr. Evans served, from May 2000 through August 2001, as Vice President and Deputy General Counsel, and from July 1995 through May 2000, as Associate General Counsel, of Hollywood Casino Corporation. Before joining Hollywood Casino Corporation, Mr. Evans practiced law at Hughes & Luce, L.L.P. and Akin, Gump, Strauss, Hauer & Feld, L.L.P.

      Marshall B. Payne has served as a director since 1987. Since 1983, Mr. Payne had been Vice President of Cardinal Investment Company, Inc., serving as the head of the Private Equity Group until March 2004. Mr. Payne currently serves as the managing partner of CIC Partners LP, a private equity investment firm.

      Michael S. Rawlings has served as a director since November 2000. Since March 2004, Mr. Rawlings has been a partner with CIC Partners LP, a private equity investment firm. Prior to that, Mr. Rawlings had been a professional investor since March 2003. From June 1997 through February 2003, Mr. Rawlings was the President of Pizza Hut, Inc., an operating company of YUM! Brands, Inc., and owner of the world’s largest chain of pizza restaurants. From 1991 to 1996, Mr. Rawlings was the Chairman, President and Chief Executive Officer of the Dallas Group of DDB Needham Worldwide, a marketing communications agency.

      Edward W. Rose, III has served as a director since 1987. Since 1974, Mr. Rose has been the President and sole shareholder of Cardinal Investment Company, Inc. In addition, Mr. Rose serves as Chairman of the Board of Drew Industries, Inc., an aluminum window manufacturer, and as a director of Liberte Investors Inc., a company previously investing in notes receivable.

      Charles Daniel Yost has served as a director since August 1996. Since March 1998, Mr. Yost has been the President and Chief Operating Officer of Allegiance Telecom, Inc., an integrated communications provider. In May 2003, Allegiance Telecom, Inc. filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code. From July 1997 to February 1998, Mr. Yost was President and Chief Operating Officer of NETCOM On-line Communications Systems, Inc., an Internet service provider.

      Michael J. Briskey became our Senior Vice President, Finance and Treasurer in January 2004. He served as the Interim Chief Financial Officer, Treasurer and Secretary from April 2003 until August 2003. From April 2001 to December 2003, Mr. Briskey served as our Vice President of Finance and Assistant Treasurer. Mr. Briskey served as our Senior Director of Financial Planning and then Assistant Vice President of Finance from November 1997 to April 2001. From March 1995 to November 1997, Mr. Briskey served as the Senior Director of Business Development and Senior Director of Financial Planning for Protection One (successor to Westar Security Services and Westinghouse Security Systems), a residential security company.

      Joseph B. Edwards became our Senior Vice President and Chief Information Officer in July 2003. Mr. Edwards joined us in 1998 as Vice President of Information Systems. Prior to joining us, Mr. Edwards was Vice President of Trading Systems for the money market division of Fidelity Investments.

      Gerald F. Schroepfer became our Chief Marketing Officer on June 1, 2003. From January 2003 to May 2003, Mr. Schroepfer served as Executive Vice President of Miller Zell, Inc., a company specializing in retail store design and implementation. From March 2002 to January 2003, Mr. Schroepfer served as President and Chief Executive Officer of Electronic Billboard Technology, or EBT, a start-up involved in retail digital point-of-purchase solutions. Prior to joining EBT, Mr. Schroepfer spent 21 years with Omnicom Group, Inc., the world’s largest marketing communications company. From December 1997 to March 2002, Mr. Schroepfer served as President and Chief Executive Officer of the Dallas office of DDB Worldwide, Inc.

Executive Compensation

      The following table sets forth all compensation paid or accrued for services rendered to us for the last three completed fiscal years by our Chief Executive Officer and each of our executive officers whose total annual salary and bonus for fiscal 2003 exceeded $100,000. We refer to this group as our Named Executive Officers:

					Long-Term
		Annual Compensation			Compensation

					Awards

					Restricted	Securities
				Other Annual	Stock	Underlying	All Other
	Year Ended	Salary	Bonus	Compensation	Awards	Options/	Compensation
Name and Principal Position	June 30,	($)	($)	($)(1)	($)	SARs (#)	($)

Donald H. Neustadt	2003	430,000	430,000	14,049	—	13,000	2,964	(4)
(Chief Executive Officer)	2002	380,000	320,000	13,369	—	7,461	4,077	(4)
	2001	338,650	—	12,834	—	12,756	1,721	(4)
Jay B. Shipowitz	2003	330,000	330,000	14,183	—	11,500	2,834	(4)
(President and	2002	300,000	249,000	13,512	—	43,949	2,792	(4)
Chief Operating Officer)	2001	262,695	—	13,138	—	10,425	1,636	(4)
Barry M. Barron	2003	252,181	180,000	12,449	24,750 (3)	10,000	2,600	(4)
(Executive Vice President—	2002	233,333	166,000	11,288	—	4,409	3,800	(4)
Operations)	2001	80,907	15,000	4,888	—	27,500	62,372	(5)
Joe W. Conner(2)	2003	169,615	—	11,433	—	4,000	900	(4)
(Senior Vice President,	2002	192,336	127,000	11,872	—	31,447	975	(4)
Chief Financial Officer,	2001	—	—	—	—	—	—
Secretary and Treasurer)
Michael J. Briskey	2003	135,000	70,500	92	—	3,400	3,059	(4)
(Vice President—Finance	2002	126,750	40,525	84	—	2,329	262	(4)
and Assistant Treasurer)	2001	112,421	18,737	68	—	15,561	—

(1)	Includes a cash car allowance equal to $9,000 annually (except for Mr. Briskey).
(2)	Mr. Conner ceased his employment with us on April 18, 2003.
(3)	On January 28, 2003, we issued Mr. Barron 2,500 shares of common stock that were granted as restricted stock under our 1997 Incentive Plan. Though the shares were not on the date of grant, and are not currently, transferable under the terms of the Restricted Stock Agreement under which they were issued, the market value of those shares on the date of grant and on June 30, 2003, based on the closing price of a share of our common stock on the Nasdaq National Market on each such date, was $24,750 and $27,175, respectively. Although we do not intend to declare or pay any dividends on shares of our common stock, if we were to do so, Mr. Barron would be entitled to receive a dividend paid on his shares of restricted stock.
(4)	Company-matching contributions to our qualified section 401(k) plan and our executive non-qualified deferred compensation plan.
(5)	Relocation expenses paid by us.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth the beneficial ownership of our common stock as of February 29, 2004 by (i) each of our Named Executive Officers, (ii) each of our directors, (iii) all of our directors and executive officers as a group, (iv) all persons known to us to be the beneficial owners of more than 5% of our common stock and (v) each selling shareholder selling shares pursuant to this prospectus. A total of 10,725,640 shares of our common stock were issued and outstanding as of February 29, 2004.

	Shares Beneficially		Shares Being	Shares Beneficially
	Owned Prior to		Sold in This	Owned After
	This Offering(2)		Offering(3)	This Offering(2)

Name and Address of Beneficial Owner(1)	Number	Percentage	Number	Number	Percentage

FMR Corp.(4)	1,004,000	9.4%	—	1,004,000	8.0%
82 Devonshire Street Boston, MA 02109
Greenbrier Partners, Ltd.(5)	623,443	5.8%	—	623,443	5.0%
1901 North Akard Dallas, TX 75201
Raymond C. Hemmig(6)	561,365	5.1%	100,000 (3)	461,365	3.6%
Donald H. Neustadt(7)	853,635	7.7%	418,378	435,257	3.4%
Jay B. Shipowitz(8)	260,030	2.4%	— (3)	260,030	2.0%
Barry M. Barron(9)	41,043	*	—	41,043	*
Marshall B. Payne(10)	200,588	1.8%	100,000	100,588	*
Michael S. Rawlings(11)	22,999	*	—	22,999	*
Edward W. Rose III(12)	1,193,194	10.8%	481,622	711,572	5.5%
Charles Daniel Yost	16,749	*	—	16,749	*
All executive officers and directors as a group (10 persons)(13)	3,165,603	28.7%	1,100,000	2,065,603	16.1%

*	Represents beneficial ownership of less than one percent (1%) of the 10,725,640 outstanding shares of our common stock as of February 29, 2004.

(1)	The address of each individual is Ace Cash Express, Inc., 1231 Greenway Drive, Suite 600, Irving, Texas 75038.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of February 29, 2004 are deemed to be outstanding for computing the percentage ownership of the person holding such options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(3)	This table assumes no exercise by the underwriters of the over-allotment option. In the event the underwriters exercise in full their over-allotment option, Mr. Hemmig will sell an additional 25,000 shares of our common stock and Mr. Shipowitz will sell 40,000 shares of our common stock.

(4)	Information is based solely on the most recent Schedule 13G filed by the holder with the Securities and Exchange Commission on February 17, 2004.

(5)	Information is based solely on the most recent Schedule 13G filed by the holder with the Securities and Exchange Commission on January 22, 2004.

(6)	Includes 5,000 shares Mr. Hemmig holds as custodian for his children, 11,250 shares held for the Hemmig Family Trust and options to acquire 26,749 shares of our common stock.

(7)	Includes 56,750 shares held by KLN Foundation, a private charitable foundation of which Mr. Neustadt is one of three officers. Mr. Neustadt shares voting and dispositive power with those other foundation officers. Mr. Neustadt disclaims beneficial ownership of the shares held by KLN Foundation. Also includes options to acquire 54,966 shares of our common stock.

(8)	Includes options to acquire 156,130 shares of our common stock.

(9)	Includes options to acquire 10,043 shares of our common stock.

(10)	Includes 24,120 shares owned by Scout Ventures, a Texas general partnership of which Mr. Payne is a general partner; Mr. Payne shares voting and dispositive power over the shares held by Scout with the other partners of Scout. Also includes options to acquire 14,999 shares of our common stock.

(11)	Includes options to acquire 21,249 shares of our common stock.

(12)	Includes 925,488 shares of our common stock owned by Mr. Rose and options to acquire 14,999 shares of our common stock. Also includes shares owned by the following:

(a)	Evelyn P. Rose, the wife of Mr. Rose— 115,341 shares

(b)	Lela Helen Rose, the daughter of Mr. and Mrs. Rose— 21,705 shares

(c)	William Edward Rose, the son of Mr. and Mrs. Rose— 21,705 shares

(d)	Kaiser-Francis Oil Company— 27,675 shares.

(e)	Evelyn P. Rose Irrevocable Trust— 66,281 shares.

Mr. Rose may be considered to share dispositive power with each of these persons over the shares of our common stock owned by that person. Mr. Rose, however, disclaims beneficial ownership of any of the shares owned by each of these persons.

(13)	See notes (3) through (12).

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

TO NON-UNITED STATES HOLDERS

      The following is a summary of the material United States federal income tax consequences to non-United States holders of the ownership and disposition of our common stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

      This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our Company (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

      In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships should consult their tax advisors.

      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

      For purposes of this discussion, you are a non-United States holder if you are a holder that, for United States federal income tax purposes, is not a United States person. For purposes of this discussion, you are a United States person if you are:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or other entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

Distributions

      We have not made any distributions on our common stock and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend paid to you generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

      Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits.

      In addition to the graduated tax described above, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

      If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

      You generally will not be required to pay United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a United States trade or business (which gain, if you are a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

•	you are an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

      We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock.

      If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated United States federal income tax rates, and corporate non-United States holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-United States holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by United States source capital losses (even though you are not considered a resident of the United States).

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

      Payments of dividends or of proceeds from the disposition of stock made to you may be subject to information reporting and backup withholding unless you establish an exemption, for example, by properly certifying your non-United States status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person.

      Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS.

UNDERWRITING

General

      Thomas Weisel Partners LLC, Stephens Inc., JMP Securities LLC and Roth Capital Partners, LLC are acting as representatives of the underwriters in this offering. Subject to the terms and conditions set forth in an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us and the selling shareholders the aggregate number of shares of common stock set forth opposite its name below:

Underwriters	Number of Shares

Thomas Weisel Partners LLC
Stephens Inc.
JMP Securities LLC
Roth Capital Partners, LLC

Total	2,900,000

      The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased.

      The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against liabilities specified in the underwriting agreement under the Securities Act of 1933, as amended, or will contribute to payments that the underwriters may be required to make relating to these liabilities.

      Stephens Inc. was paid $1,150,000 and a retainer of $50,000 for acting as a placement agent in connection with the issuance of our senior subordinated secured promissory notes issued to American Capital Strategies, Ltd. on March 31, 2003.

      Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                     , 2004.

Over-Allotment Option

      We and two selling shareholders have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 435,000 additional shares of our common stock at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. Of the 435,000 shares, 370,000 shares will be sold by us and 65,000 shares will be sold by the two selling shareholders. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above.

Commissions and Discounts

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and at this price less a concession not in excess of $           per share of common stock to other dealers specified in a master agreement among underwriters that are members of the National Association of Securities Dealers, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions, not in excess of $           per share of common stock, to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

      The following table summarizes the compensation to be paid to the underwriters by us and the selling shareholders and the proceeds, before expenses, payable to us and the selling shareholders:

Total

		Without Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$	$	$
Underwriting discount
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

      We estimate that the expenses of this offering, exclusive of the underwriting discount, payable by us will be approximately $          .

Indemnification of Underwriters

      We and the selling shareholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act of 1933, as amended. If we or the selling shareholders are unable to provide this indemnification, we and the selling shareholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

      The underwriters will require some of our directors, executive officers and some of our shareholders to agree not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Thomas Weisel Partners LLC for a period of 90 days after the date of this prospectus, other than (i) gifts of our common stock, provided that the donees agree to be bound by the foregoing terms, (ii) transfers of our common stock to trusts, provided that the trustees agree to be bound by the foregoing terms, (iii) bequests of our common stock through a will or under the laws of descent, provided that the donees agree to be bound by the foregoing terms, (iv) transfers to entities directly or indirectly controlled by, or under common control with, the persons bound by the foregoing terms, provided that such affiliated entities agree to be bound by the foregoing terms, (v) shares of our common stock received upon exercise of options granted to the persons bound by the foregoing terms which expire during the 90-day period, and (vi) transactions relating to shares acquired in open market transactions after the completion of this offering. This 90-day period may be extended by Thomas Weisel Partners LLC in order to enable the representatives of the underwriters to comply with NASD Rule 2711(f).

      We have agreed that, for a period of 90 days after the date of this prospectus, we will not, without the prior written consent of Thomas Weisel Partners LLC, offer, sell or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, except for the shares of our common stock issuable upon exercise of options, warrants and convertible securities outstanding on the date of this prospectus and the shares of our common stock that are issued or options or other incentive awards that are granted under our employee benefit plans. This 90-day period may be extended by Thomas Weisel Partners LLC in order to enable the representatives of the underwriters to comply with NASD Rule 2711(f).

Nasdaq National Market Listing

      Our common stock is quoted on the Nasdaq National Market under the symbol “AACE.”

Short Sales, Stabilizing Transactions and Penalty Bids

      In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

      Short Sales. Short sales involve sales by the underwriters of a greater number of shares than they are required to purchase in this offering. Covered short sales are made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase shares or by purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

      Stabilizing Transactions. The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

      Penalty Bids. If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

      The transactions above may occur on the Nasdaq National Market, in the over-the-counter market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

      Passive Market Making. In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

EXPERTS

      Our consolidated financial statements as of June 30, 2003 and 2002, and for each of the fiscal years in the two-year period ended June 30, 2003, included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003 filed with the SEC and incorporated by reference in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their reports incorporated herein by reference in this prospectus. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

      The financial statements incorporated by reference in this prospectus for the fiscal year ended June 30, 2001 have been incorporated by reference in reliance on the report of Arthur Andersen LLP, independent public accountants, given on the authority of said firm as experts in auditing and accounting. Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act.

VALIDITY OF THE COMMON STOCK

      Latham & Watkins LLP, San Francisco, California and Walter E. Evans, Esq., our general counsel, will issue opinions about certain legal matters with respect to the common stock for us. Certain legal matters will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed and will file reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following SEC public reference room:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

      The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, including Ace Cash Express, Inc., who file electronically with the SEC. The address of that site is www.sec.gov.

      You can also inspect reports and other information about us at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

      We are incorporating by reference into this prospectus some information filed by us with the SEC. We are disclosing important information to you by referring you to those documents. The information incorporated by reference is considered part of this prospectus, except to the extent modified or superseded, as described below.

      We incorporate by reference the following documents we have filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003;

•	Our Current Reports on Form 8-K filed on November 4, 2003 and January 14, 2004; and

•	The description of our common stock and preferred stock contained in our Registration Statement on Form 8-A filed on October 26, 1992, including any amendment or report filed for the purpose of updating such description.

Those documents contain important information about us and our business and financial condition.

      All documents filed by us with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus to the end of the offering of the securities under this document (other than current reports deemed furnished and not filed) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

      Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Director of Public Affairs

Ace Cash Express, Inc.
1231 Greenway Drive, Suite 600
Irving, Texas 75038
(972) 550-5000

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

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2,900,000 Shares

Common Stock

Thomas Weisel Partners LLC

Stephens Inc.

JMP Securities

Roth Capital Partners

Neither we, the selling shareholders nor any of the underwriters have authorized anyone to provide information different from that contained or incorporated by reference in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

SEC registration fee		$12,271
NASD filing fee		10,185
Printing expenses*		†
Legal fees and expenses*		†
Accounting fees and expenses*		†
Miscellaneous expenses*		†

Total	$	†

*	Estimated.

†	To be filed by amendment.

Item 15.	Indemnification of Directors and Officers.

      Section 2.01-1 of the Texas Business Corporation Act, the Restated Articles of Incorporation, as amended, and the Amended and Restated Bylaws of ACE contain provisions covering indemnification of corporate directors and officers against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors and officers, including proceedings under the Securities Act of 1933, as amended (the Securities Act) and the Securities Exchange Act of 1934, as amended (the Exchange Act).

      The registrant provides indemnity insurance pursuant to which officers and directors are indemnified or insured against liability or loss under certain circumstances which may include liabilities or related loss under the Securities Act and the Exchange Act.

Item 16.	Exhibits.

      See the Exhibit Index attached to this Registration Statement and incorporated herein by reference.

Item 17.	Undertakings.

      (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Ace Cash Express, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on the 17th day of March, 2004.

ACE CASH EXPRESS, INC.

By	/s/ WILLIAM S. MCCALMONT

William S. McCalmont
Executive Vice President and Chief
Financial Officer

POWER OF ATTORNEY

      Each director and/or officer of the registrant whose signature appears below hereby appoints Jay B. Shipowitz, William S. McCalmont and Walter E. Evans, and each of them individually, as his true and lawful attorney-in-fact and agent to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, to this registration statement, and the registrant hereby also appoints each such person as its attorney-in-fact and agent with like authority to sign and file any such amendments in its name and behalf.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ RAYMOND C. HEMMIG Raymond C. Hemmig	Chairman of the Board, Director	March 17, 2004

/s/ DONALD H. NEUSTADT Donald H. Neustadt	Chief Executive Officer, Director (Principal Executive Officer)	March 17, 2004

/s/ JAY B. SHIPOWITZ Jay B. Shipowitz	President and Chief Operating Officer, Director	March 17, 2004

/s/ WILLIAM S. MCCALMONT William S. McCalmont	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 17, 2004

/s/ MARSHALL B. PAYNE Marshall B. Payne	Director	March 17, 2004

/s/ MICHAEL S. RAWLINGS Michael S. Rawlings	Director	March 17, 2004

/s/ EDWARD W. ROSE III Edward W. Rose III	Director	March 17, 2004

/s/ CHARLES DANIEL YOST Charles Daniel Yost	Director	March 17, 2004

ACE CASH EXPRESS, INC.

REGISTRATION STATEMENT ON FORM S-3

EXHIBIT INDEX

Exhibit
No.	Description

1.1*	Form of Underwriting Agreement
3.1	Restated Articles of Incorporation of the Company, as amended through January 31, 1998. (Included as Exhibit 3.6 to the Company’s Form 10-Q as of December 31, 1997 (Commission File Number 0-20774) and incorporated herein by reference.)
3.2	Amended and Restated Bylaws of the Company, as amended through January 31, 1998. (Included as Exhibit 3.7 to the Company’s Form 10-Q as of December 31, 1997 (Commission File Number 0-20774) and incorporated herein by reference.)
3.3	Certificate of Amendment to the Company’s Bylaws dated January 3, 2000. (Included as Exhibit 3.3 to the Company’s Form 10-Q as of December 31, 1999 (Commission File Number 0-20774) and incorporated herein by reference.)
4.1	Form of Certificate representing shares of Registrant’s Common Stock. (Included as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (Reg. No. 33-53286) and incorporated herein by reference.)
5.1*	Opinion of Walter E. Evans, Esq., Senior Vice President and General Counsel of the Company
23.1	Consent of Independent Certified Public Accountants (Grant Thornton LLP)
23.2*	Consent of Walter E. Evans, Esq. (included in Exhibit 5.1)
24.1	Power of Attorney (included on page II-3 hereto)

*	To be filed by amendment.

Arthur Andersen LLP has not consented to the incorporation by reference of its audit report in this Registration Statement on Form S-3, and we have dispensed with the requirement to file its consent in reliance on Rule 437a under the Securities Act.